UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2021

First Busey Corporation

(Exact name of registrant as specified in charter)

Nevada	0-15950	37-1078406
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 W. University Ave.

Champaign, Illinois 61820

(Address of principal executive offices) (Zip code)

(217) 365-4544

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	BUSE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b- 2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 19, 2021, First Busey Corporation, a Nevada corporation ("First Busey"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cummins-American Corp., an Indiana corporation ("CAC"), and Energizer Acquisition Corp., an Indiana corporation and a direct, wholly owned subsidiary of First Busey (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into CAC, with CAC surviving the merger as a wholly owned subsidiary of First Busey (the “Merger”). Immediately thereafter, CAC will merge with and into First Busey (the “Parent Merger” and, together with the Merger, the “Mergers”). The Merger Agreement was unanimously approved by the Boards of Directors of each of First Busey, CAC and Merger Sub. A copy of the press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.1.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the Class A voting common stock and Class B non-voting common stock of CAC (together, “CAC Common Stock”) will be converted into the right to receive: (a) 444.4783 shares of common stock of First Busey and (b) $27,969.67 in cash, with total consideration to consist of approximately 73% in cash and 27% in stock. Based upon First Busey's closing share price of $23.54 on January 15, 2021, the implied per share purchase price is $38,432.69, with an aggregate transaction value of approximately $190.8 million.

It is anticipated that Glenview State Bank, CAC’s wholly owned bank subsidiary ("GSB"), will be merged with and into First Busey's bank subsidiary, Busey Bank, at a date following the completion of the Mergers. At the time of the bank merger, GSB’s banking offices will become branches of Busey Bank. As of September 30, 2020, GSB had total consolidated assets of $1.4 billion, total loans of $479.0 million and total deposits of $1.2 billion.

The Merger Agreement contains customary representations and warranties of both parties and customary conditions to the parties' obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. The Merger Agreement also contains provisions limiting the activities of CAC and GSB that are outside the ordinary and usual course of business, including restrictions on employee compensation, certain acquisitions and dispositions of assets and liabilities, and solicitations relating to alternative acquisition proposals, pending the completion of the Merger.

The Merger is anticipated to be completed in the second quarter of 2021, and is subject to the satisfaction of customary closing conditions in the Merger Agreement and the approval of the appropriate regulatory authorities and of the shareholders of CAC. Certain shareholders of CAC and certain of their affiliates have executed voting agreements pursuant to which they have each separately agreed to vote their shares of CAC Common Stock in favor of approval of the Merger Agreement.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive the consummation of the Merger, and (ii) were made only as of the date of the Merger Agreement, the closing date and/or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding First Busey or CAC, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Busey, CAC, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of CAC and a prospectus of First Busey, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other documents that First Busey files with or furnishes to the Securities and Exchange Commission ("SEC").

Item 7.01	Regulation FD Disclosure.

In connection with the execution of the Merger Agreement discussed in Item 1.01 above, First Busey and CAC issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

From time to time on and after January 19, 2021, First Busey and CAC intend to provide supplemental information regarding the proposed transaction to analysts and investors in connection with certain presentations. A copy of the supplementary information is attached hereto as Exhibit 99.2, which is incorporated herein by reference.

The information furnished pursuant to this Item and the related exhibits shall not be deemed "filed" by First Busey for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Special Note Concerning Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and CAC. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey's and CAC’s management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this Current Report on Form 8-K, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor CAC undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and CAC to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and CAC will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of CAC with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of CAC’s shareholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), or other adverse external events that could cause economic deterioration or instability in credit markets; (x) changes in state and federal laws, regulations and governmental policies concerning First Busey's and CAC’s general business; (xi) changes in accounting policies and practices, including CECL, which changed how First Busey estimates credit losses; (xii) changes in interest rates and prepayment rates of First Busey's and CAC’s assets (including the impact of the London Inter-bank Offered Rate phase-out); (xiii) increased competition in the financial services sector and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or employees; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of CAC; (xviii) unexpected outcomes of existing or new litigation involving First Busey or CAC; and (xix) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning First Busey and its business, including additional factors that could materially affect First Busey's financial results, are included in First Busey's filings with the SEC.

Additional Information and Where to Find It

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of CAC that also constitutes a prospectus of First Busey, which, when finalized, will be sent to the shareholders of CAC seeking their approval of the merger-related proposals. CAC’s shareholders are advised to read the Registration Statement on Form S-4 and the related proxy statement/prospectus, as well as any amendments or supplements to those documents and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, when they become available because they will contain important information about First Busey, CAC and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and CAC can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey's website at www.busey.com under the tab "Investors Relations" and then under "SEC Filings." Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4556, or from CAC, upon written request to Cummins-American Corp., 800 Waukegan Road, Glenview, Illinois 60025, Attn: Corporate Secretary, or by calling (847) 729-1900.

Participants in this Transaction

First Busey, CAC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of CAC in connection with the proposed transaction under the rules of the SEC. Information about First Busey's directors and officers may be found in First Busey’s definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 9, 2020, a copy of which can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, including CAC’s officers and directors, will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger dated as of January 19, 2021, by and among First Busey Corporation, Energizer Acquisition Corp. and Cummins-American Corp.

99.1	Press Release, dated January 19, 2021

99.2	Investor Presentation, dated January 19, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 2021	FIRST BUSEY CORPORATION

	By:	/s/ Jeffrey D. Jones
		Name:	Jeffrey D. Jones
		Title:	Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by anD among

FIRST BUSEY CORPORATION,

energizer acquisition corp.

AND

CUMMINS-AMERICAN CORP.

January 19, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

Page

Exhibit
A	Form of Voting and Support Agreement
B	Form of Lock-Up and Standstill Agreement
C	Form of Parent Merger Agreement
D	Form of Statutory Bank Merger Agreement
E	Form of Retention Agreement

-v-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with all exhibits and schedules, this “Agreement”) is entered into as of January 19, 2021, by and among First Busey Corporation, a Nevada corporation (“Acquiror”), Energizer Acquisition Corp., an Indiana corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and Cummins-American Corp., an Indiana corporation (the “Company”).

RECITALS

A. The boards of directors of the Company, Acquiror and Merger Sub have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which Merger Sub, a wholly-owned subsidiary of Acquiror, will, subject to the terms and conditions set forth herein, merge with and into Company (the “Merger”), with Company as the surviving entity and a wholly-owned subsidiary of Acquiror as a result of the Merger (sometimes referred to in such capacity as the “Surviving Entity”).

B. As an inducement to Acquiror to enter into this Agreement, (i) certain stockholders of the Company as of the date of this Agreement have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A, and (ii) certain stockholders of the Company have, concurrently with the execution of this Agreement, entered into a Lock-Up and Standstill Agreement in substantially the form attached hereto as Exhibit B.

C. The parties desire to make certain representations, warranties and agreements in connection with the Merger and the other transactions contemplated by this Agreement and the parties also agree to certain prescribed conditions to the Merger and other transactions.

AGREEMENTS

In consideration of the foregoing premises and the following mutual promises, covenants and agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article 1
THE MERGER

Section 1.1         The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the IBCL, at the Effective Time, the Merger Sub shall be merged with and into Company pursuant to the provisions of, and with the effects provided in, the IBCL, the separate corporate existence of the Merger Sub shall cease and Company will be the Surviving Entity.

Section 1.2         Effective Time; Closing.

(a)         Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through electronic exchange of documents at 10:00 a.m., local time, on the date that is five (5) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the date of the Closing, the “Closing Date”). Subject to the provisions of Article 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b)         The parties hereto agree that the Company shall file on the Closing Date articles of merger with respect to the Merger with the Indiana Secretary of State (the “Articles of Merger”). The Merger shall become effective as of the date and time specified in the Articles of Merger (the “Effective Time”).

Section 1.3         Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the IBCL and this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Merger Sub and the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Merger Sub and Company shall become the debts, liabilities and duties of the Surviving Entity.

Section 1.4         Organizational Documents of the Surviving Entity. The articles of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

Section 1.5          Name of Surviving Entity; Directors and Officers. The name of the Surviving Entity as of the Effective Time will be the name of the Company. The directors and officers of Merger Sub immediately prior to the Effective Time shall become the directors and officers of the Surviving Entity as of the Effective Time, and the parties agree that they shall take, or cause to be taken, any necessary actions to effect such result.

Section 1.6          Parent Merger. The Company and Acquiror will cooperate and use their reasonable best efforts to effect the Parent Merger immediately following the Effective Time. At the effective time of the Parent Merger, the separate existence of the Company will terminate. Acquiror will be the surviving corporation in the Parent Merger and will continue its existence under the laws of the State of Nevada. The Parent Merger shall be accomplished pursuant to the Parent Merger Agreement in the form attached hereto as Exhibit C.

Section 1.7          Bank Merger. The parties will cooperate and use their reasonable best efforts to effect the Bank Merger at a time to be determined following the Merger. At the effective time of the Bank Merger, the separate existence of the Bank will terminate. Acquiror Bank will be the surviving bank and will continue its existence under applicable Legal Requirements. The Bank Merger shall be accomplished pursuant to the statutory bank merger agreement in the form attached hereto as Exhibit D.

Section 1.8          Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that, unless the parties amend this Agreement in accordance with Section 11.4: (a) any such change shall not affect the U.S. federal, state or local income tax consequences of the Merger to Acquiror, Company, the Bank or the Company Stockholders; and (b) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger, (ii) materially impede or delay consummation of the Merger, or (iii) require submission to or approval of the Company’s stockholders after the Merger has been approved by the Company’s stockholders. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.

Article 2
CONVERSION OF SECURITIES IN THE MERGER

Section 2.1         Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or any holder of shares of Company Common Stock:

(a)       Subject to any adjustment set forth in Section 2.1(d) below, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for Dissenters’ Shares or shares of Company Common Stock owned by the Company or Acquiror (in each case other than shares of Company Common Stock held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive the following consideration:

(i)           An amount in cash equal to the quotient of the Total Cash Consideration divided by 4,963.77 (the “Per Share Cash Consideration”). For purposes of this Agreement, the “Total Cash Consideration” means $138,835,000 plus (A) the aggregate amount of Forfeited Retention Payments (as defined below), if any, plus (B) the amount, if any, by which the aggregate Company Officer/Director Bonuses (as defined below) that have been paid at or prior to Closing is less than the aggregate amount set forth in Item 4 of Section 5.2(b) of the Company Disclosure Schedules, less (C) the amount of the Special Dividend actually declared as a dividend to holders of record of the issued and outstanding shares of Company Common Stock in accordance with Section 2.1(c), and less (D) the reduction, if any, required by Section 2.1(d) of this Agreement; and

(ii)          444.4783 validly issued, fully paid and nonassessable shares of Acquiror Common Stock (the “Per Share Stock Consideration” and, together with the Per Share Cash Consideration, the “Per Share Merger Consideration”).

(b)        Notwithstanding anything contained herein to the contrary, if, between the date of this Agreement and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split (including a reverse stock split), split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement and, in the case of any such change affecting the Company Common Stock, the Per Share Cash Consideration, will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(c)       Subject to (i) the reasonable satisfaction of Acquiror that all conditions to Closing set forth in Article 8 have been satisfied or waived, (ii) written confirmation of Acquiror to the Company confirming that Acquiror and Merger Sub are ready, willing and able to consummate the Merger and (iii) the reasonable satisfaction of the Company that all conditions to Closing set forth in Article 9 have been satisfied or will be satisfied as of the Closing, and subject to applicable Legal Requirements, the Company shall cause the Bank to declare and pay to the Company a special cash dividend in an amount of $60,000,000, or such other amount as required by applicable Legal Requirements (the “Special Dividend Amount”), and upon receipt of the Special Dividend Amount, the Company shall, subject to applicable Legal Requirements, declare and cause to be paid such amount to holders of record of the issued and outstanding shares of Company Common Stock as of a record date immediately prior to the Closing (collectively, the “Special Dividend”). Subject to applicable Legal Requirements, such Special Dividend shall be paid immediately prior to the Closing.

(d)       If the Final Closing Balance Sheet that is delivered to Acquiror pursuant to Section 5.9 below reflects that the Company Tangible Common Equity is equal to or greater than the Minimum Company Tangible Common Equity, then there will be no adjustment to the Per Share Merger Consideration. If the Final Closing Balance Sheet reflects that the Company Tangible Common Equity is less than the Minimum Company Tangible Common Equity, then the Total Cash Consideration shall be reduced on a dollar-for-dollar basis by an amount equal to the amount by which the Minimum Company Tangible Common Equity exceeds the Company Tangible Common Equity reflected in the Final Closing Balance Sheet.

(e)       For purposes of this Agreement, “Company Tangible Common Equity” means the Company’s consolidated total tangible common stockholders’ equity calculated in accordance with this Agreement and otherwise in accordance with GAAP on a basis consistent with the Company Financial Statements and, for the avoidance of doubt, calculated as if it were the end of an interim accounting period; provided, however, that:

(i)           for purposes of calculating Company Tangible Common Equity, the following items shall be considered a liability of the Company irrespective of whether such amount is required to be accrued or recorded as a liability of the Company under GAAP and shall thereby be a deduction from equity for purposes of calculating Company Tangible Common Equity:

(A)         the amount, as of the Closing Date, of any declared but unpaid tax distributions to be made to Company Stockholders for taxable years 2020 and 2021 (or any portions thereof) and any other anticipated tax distributions;

(B)          the Aggregate Company Appreciation Bonus, and the accrual of any other costs, expenses or similar amounts under each Retention Agreement as of the Closing Date;

(C)          the aggregate additional bonuses to be paid to certain Company executives and Company directors as set forth in Item 4 of Section 5.2(b) of the Company Disclosure Schedules (the “Company Officer/Director Bonuses”);

(D)          the accrual of any costs, expenses or similar amounts under the Bank Equity Appreciation Plan and the Company Retirement Plans as of the Closing Date, other than accruals that are accelerated solely as a result of the Contemplated Transactions; and

(E)           Net Remediation Costs, if any, of up to $1,200,000.00.

(ii)          notwithstanding anything to the contrary, the calculation of Company Tangible Common Equity for purposes of the Agreement shall disregard and not be reduced by (and, to the extent any of the following shall have negatively affected the Company’s consolidated total tangible common stockholders’ equity as of the applicable date of determination, Company Tangible Common Equity shall be increased by):

(A)          the amount of any cost, fee, obligation or expense (other than any Taxes imposed on the Company or Bank or Taxes the Company or Bank is required to withhold) paid or incurred directly or indirectly by Company or any of its Subsidiaries in connection with or resulting from the negotiation and preparation of the Agreement and the consummation of the Contemplated Transactions, including contract termination expenses, the acceleration of accruals due to the Contemplated Transactions (including accruals accelerated under the Bank Equity Appreciation Plan and the Company Retirement Plans solely as a result of the Contemplated Transactions), change in control and severance payments (but excluding the Aggregate Company Appreciation Bonus and any receivable or similar account created by the Company relating to the Aggregate Company Appreciation Bonus and the Company Officer/Director Bonuses), legal and financial advisor fees, and similar transaction-related expenses, including those set forth on Section 2.1(e) of the Company Disclosure Schedules;

(B)          the amount, if any, by which Net Remediation Costs exceeds $1,200,000.00; and

(C)          the Special Dividend Amount.

(f)          On or prior to the Closing Date, Acquiror, Acquiror Bank, the Company and the Bank shall offer to enter into a Retention Agreement (each, a “Retention Agreement”), substantially in the form of Exhibit E attached hereto, with each of the employees of Company, and for the individual bonus award amounts, set forth in Item 3 of Section 5.2(b) of the Company Disclosure Schedules (each, a “Retention Payment Recipient”); provided that if an employee listed in Item 3 of Section 5.2(b) of the Company Disclosure Schedules (i) does not enter into a Retention Agreement prior to Closing, or (ii) enters into a Retention Agreement prior to Closing but such employee loses his or her right to receive any payment(s) under the Retention Agreement, then in each case, each such employee shall not be deemed a Retention Payment Recipient and the amount of the individual bonus award attributable to such employee as listed in Section 5.2(b) of the Company Disclosure Schedules shall no longer be owed (each, a “Forfeited Retention Payment”). In addition, on or prior to the Closing Date, the Bank shall deposit an amount equal to the Aggregate Company Appreciation Bonus, in an escrow account maintained at Acquiror Bank, pursuant to an escrow agreement among the Bank, Acquiror Bank and the Company Stockholders’ Representative. Amounts shall be withdrawn from such escrow account solely to pay a portion of the First Payment (as defined in the Retention Agreement) and Second Payment (as defined in the Retention Agreement), which portion shall be equal to the percentage obtained by dividing (A) the Aggregate Company Appreciation Bonus by (B) the aggregate amount of all Total Transaction Bonuses (as defined in the Retention Agreement) to be paid under the Retention Agreements, except for the Retention Agreement referenced in Item 3, Footnote 1 of Section 5.2(b) of the Company Disclosure Schedules, which agreement shall be paid out in accordance with its terms. In the event that any First Payment or Second Payment, or portions thereof, have not been paid pursuant to the Retention Agreements within three hundred (300) days after the Effective Time, then Acquiror shall, within thirty (30) days thereafter, distribute to the Company Stockholders’ Representative such amount of the Aggregate Company Appreciation Bonus that was not distributed to Retention Payment Recipients as a result of any First Payment or Second Payment, or portions thereof, not being paid in accordance with the Retention Agreements (the “Unpaid Aggregate Company Appreciation Bonus”); provided, however, no amounts to be paid by Acquiror under any Retention Agreement shall be included as part of the Unpaid Aggregate Company Appreciation Bonus. The Company Stockholders’ Representative shall distribute the Unpaid Aggregate Company Appreciation Bonus to the Persons who, immediately prior to the Effective Time, were the Company Stockholders, pro rata based on the number of shares of Company Common Stock held immediately prior to the Effective Time.

Section 2.2          Merger Sub Common Stock. At the Effective Time, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of Class A Common Stock, $1.00 par value, of the Surviving Entity.

Section 2.3         Cancellation of Shares. At the Effective Time, all the shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist, and the book-entry account statements that, prior to the Effective Time, represented shares of Company Common Stock will be deemed for all purposes to represent only the right to receive the Per Share Merger Consideration subject to the terms of this Agreement. Notwithstanding anything in Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no Per Share Merger Consideration will be issued or paid in exchange thereof.

Section 2.4         No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Stock Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this Article 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Closing Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.5         Exchange Procedures.

(a)        The parties to this Agreement agree: (i) that Computershare Trust Company, N.A. shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (ii) that Acquiror shall execute and deliver the exchange agent agreement at or prior to the Closing Date. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)        At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this Article 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1, (ii) the aggregate cash consideration to be paid as Per Share Cash Consideration pursuant to Section 2.1; and (iii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.4. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article 2 as the “Conversion Fund.”

(c)        Within two (2) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of a book-entry account statement that previously represented shares of Company Common Stock (a “Book Entry”) a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that the holder of the Book Entry may elect to receive book-entry shares with respect to the Per Share Stock Consideration. If any shares of Acquiror Common Stock are to be issued, or cash is to be paid, in a name other than that in which the Book Entry surrendered in exchange therefor is registered, it will be a condition to the exchange that the registered holder of such Book Entry shall complete appropriate transfer of ownership forms, and that the person requesting the exchange (i) pay any transfer or other similar Taxes required by reason of the issuance of the shares of Acquiror Common Stock or the making of the cash payment in a name other than the name of the holder of the surrendered Book Entry or (ii) establish to the reasonable satisfaction of Acquiror (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(d)        Upon delivery of a properly completed and duly executed Letter of Transmittal, the holder of such Book Entry shall be entitled to receive in exchange therefor his, her or its Per Share Merger Consideration (as adjusted for the cash to be paid in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.4) deliverable in respect of the shares of Company Common Stock represented by such Book Entry; thereupon such Book Entry shall forthwith be cancelled. No interest will be paid or accrued on any portion of the Per Share Merger Consideration deliverable upon delivery of a Letter of Transmittal.

(e)         After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Outstanding Company Shares. In addition, Acquiror shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those persons entitled to receive consideration pursuant to this Article 2, which books and register shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Book Entry, Acquiror shall be entitled to deposit the full consideration represented thereby in escrow with an independent third party providing for the payment to the owner of such consideration upon resolution of such ownership and thereafter be relieved from any and all liability and obligation with respect to any claims thereto.

(f)          No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any Book Entry until the holder thereof shall have delivered a Letter of Transmittal in accordance with this Article 2. Promptly after the delivery of a Letter of Transmittal in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Book Entry were converted at the Effective Time pursuant to Section 2.1. No holder of any Book Entry that shall have failed to deliver a Letter of Transmittal in accordance with this Article 2 shall be entitled, until making such delivery, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.

(g)       Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Per Share Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 2.6         Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the IBCL (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the IBCL, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting stockholders under the IBCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration (as adjusted for the cash to be paid in lieu of fractional shares) upon delivery of a Letter of Transmittal with respect to such Dissenters’ Shares in the manner provided in Section 2.5. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the IBCL and received by the Company relating to stockholders’ dissenters’ rights; and (b) the opportunity to participate in all negotiations and proceedings with respect to demands under the IBCL consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (i) make any payment with respect to such demand, (ii) offer to settle or settle any demand for payment of fair value or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the IBCL.

Section 2.7        Withholding Rights. Notwithstanding any other provision of this Agreement, the Exchange Agent or Acquiror will be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as the Exchange Agent or Acquiror is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local, or non-U.S. tax law, including for the avoidance of doubt any withholding tax the Company or any of its Subsidiaries is required to pay at or after the Closing with respect to the income and gains allocable to Company Stockholders with respect to the Company’s and its Subsidiaries’ income Tax Returns. To the extent that such amounts are withheld by the Exchange Agent or Acquiror, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Exchange Agent or Acquiror.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Acquiror as follows:

Section 3.1        Company Organization. The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Indiana and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company; (b) is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The Company has provided to Acquiror true and correct copies of the Company Articles of Incorporation and Company Bylaws and all amendments thereto, each of which is in full force and effect as of the date of this Agreement. The Company has no Subsidiaries other than the Bank.

Section 3.2        Company Subsidiary Organizations. The Bank is an Illinois state chartered bank duly organized, validly existing and in good standing under the laws of the state of Illinois. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

Section 3.3         Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board. The Company Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of the Company and its stockholders. The Company Board has authorized the submission of the Agreement to the Company’s stockholders for consideration at a duly held meeting of such stockholders and has resolved to recommend that the Company’s stockholders vote in favor of the approval of this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.4         No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions by the Company or the Bank will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, or stockholders of the Company or the Bank; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) except as listed on Section 3.4(c) of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Illinois Department of Financial and Professional Regulation, Division of Banking and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) with respect to the Merger, the filing of the Articles of Merger with the Indiana Secretary of State pursuant to the IBCL; (v) any actions required to consummate the Parent Merger; and (vi) with respect to the Bank Merger, receipt of a certificate of merger from the DFPR, neither the Company nor the Bank is required to obtain any consents or approvals of, or make any filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions by the Company or the Bank.

Section 3.5         Company Capitalization.

(a)        The authorized capital stock of the Company currently consists exclusively of 10,050 shares of Company Common Stock, which, as of the date of this Agreement (the “Company Capitalization Date”), consists of 50 authorized shares of Company Class A Voting Common Stock, and 10,000 authorized shares of Company Class B Non-Voting Common Stock. As of the Company Capitalization Date, 46.01 shares of Company Class A Voting Common Stock are issued and outstanding and 4,917.76 shares of Company Class B Non-Voting Common Stock are issued and outstanding. No shares of Company Common Stock are held in treasury of the Company. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)        As of the Company Capitalization Date, no shares of Company Common Stock are reserved for issuance.

(c)         No equity-based awards are outstanding as of the Company Capitalization Date. Since December 31, 2019 through the date hereof, the Company has not: (i) issued or repurchased any shares of Company Common Stock or other equity securities of the Company, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or any other equity-based awards, except for awards made under the Bank Equity Appreciation Plan. Since December 31, 2019 through the date of this Agreement, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Benefit Plan.

(d)         None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.6         Company Subsidiary Capitalization. Except for equity-based awards made by the Bank under the Bank Equity Appreciation Plan as set forth on Section 3.6 of the Company Disclosure Schedules, all of the issued and outstanding shares of capital stock or other equity ownership interests of: (a) each Subsidiary, and (b) any other company in which the Company holds an equity interest other than through the Company’s or Bank’s investment portfolio or by the Bank in connection with its lending and trust businesses, are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7         Financial Statements and Reports; Regulatory Filings.

(a)        True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been made available to Acquiror: (i) the audited balance sheets of the Bank as of December 31, 2017, 2018 and 2019, and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended; (ii) the audited balance sheets of the Company, on a parent company basis only, as of December 31, 2017, 2018 and 2019 and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended and (iii) the unaudited interim balance sheet of the Bank as of September 30, 2020 and the related statement of income for the nine-month period then ended and the unaudited interim balance sheet of the Company, on a parent company basis only, as of September 30, 2020 and the related statement of income for the nine-month period then ended.

(b)        The Company Financial Statements have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the date hereof, RSM US LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.

(c)        The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)          The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2018, with all applicable federal or state securities or banking authorities except to the extent failure to file would not have a Material Adverse Effect on the Company and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(e)        There has not been any event or occurrence since January 1, 2018 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 3.8         Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

Section 3.9          Properties.

(a)         Section 3.9(a) of the Company Disclosure Schedules lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

(b)        The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as reflected in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. To the Knowledge of the Company, and excluding OREO, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

Section 3.10         Loans; Loan Loss Reserve.

(a)         Each loan, loan agreement, note, lease or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of the Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b)         Except as set forth on Section 3.10(b) of the Company Disclosure Schedules, all Company Loans originated or purchased by the Bank were made or purchased in accordance with the policies of the board of directors of the Bank and in the Ordinary Course of Business of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all material respects with all Legal Requirements relating to such Company Loans. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

(c)         Section 3.10(c) of the Company Disclosure Schedules lists, as of November 30, 2020, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been modified, or for which an accommodation has been made, by Bank pursuant to regulatory guidance issued by the Regulatory Authorities regarding payment accommodation or relief in response to the Covid-19 Pandemic or pursuant to Section 4013 of the Coronavirus Aid, Relief and Economic Security Act (Pub. L. No. 116-136, 134 Stat. 281 (2020)) (the “CARES Act”); (iii) that was made by the Bank under the Paycheck Protection Program as authorized by the CARES Act and administered by the Small Business Administration; (iv) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (v) that has been listed on any “watch list” or similar internal report of the Bank; (vi) that has been the subject of any notice to the Bank from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (vii) with respect to which the Bank has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (viii) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director.

(d)        The Bank’s allowance for loan and lease losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with the Bank’s internal policies, and, in the reasonable judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off, on outstanding Company Loans.

(e)        To the Knowledge of the Company: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

Section 3.11       Taxes.

(a)        The Company has been at all times since January 1, 2007, and will continue to be (i) up to and including the Closing Date if an Election will be made pursuant to Section 7.5(a), or (ii) up to and including the day immediately preceding the Closing Date if no Election will be made pursuant to Section 7.5(a), a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code (an “S Corp”). Since January 1, 2007, neither any Company Stockholder nor the Company has taken any action or failed to take any action that caused the Company to lose its status as an S Corp. Further, the memorandum listed in Item 1 of Section 3.11(a) of the Company Disclosure Schedules accurately describes the process and procedures implemented by the Company and its advisors to ensure that the Company has maintained its status as an S Corp. since January 1, 2007. With respect to all jurisdictions in which the Company has or has had business operations or is otherwise subject to income Tax, which allow a corporation to be treated as an S Corp or similar entity entitled to special Tax treatment, all elections to treat the Company as an S Corp or similar entity entitled to special Tax treatment have been properly and validly made in such jurisdictions, and the Company and each Company Stockholder has maintained compliance at all times with all applicable qualifications and filing procedures for such treatment. The stock transfer ledger listed in Item 2 of Section 3.11(a) of the Company Disclosure Schedules is a complete and correct record of all transfers of Company Common Stock that have occurred since January 1, 2007. Each individual that is, or has been, a Company Stockholder and each (i) person that is treated under subpart E, part I, subchapter J, chapter 1 of the Code as the deemed owner of a trust that is, or has been, a Company Stockholder, (ii) income beneficiary of a qualified subchapter S trust that is, or has been, a Company Stockholder, and (iii) potential current beneficiary of an electing small business trust that is, or has been, a Company Stockholder (each such person, income beneficiary and potential current beneficiary, a “deemed owner”) is, and has been at all times during which such individual or deemed owner has been treated as a shareholder of the Company for purposes of Section 1361 of the Code, a United States citizen or resident alien of the United States and an eligible stockholder of an S corporation under Section 1361 of the Code.

(b)        The Company will not be subject to any federal, state, local or foreign income Taxes as a result of the Election (including without limitation any Tax imposed by Section 1374 of the Code or any comparable provision of state, local or foreign Tax law). The Company has not been subject to any Tax imposed by Section 1374 of the Code (or any comparable provision of state, local or foreign Tax laws) in its last five taxable years. For the period beginning five (5) years before the day prior to the Closing Date, the Company has not acquired an asset from a C corporation in the circumstances described in Section 1374(d)(8) of the Code.

(c)        Except as disclosed in Section 3.11(c) of the Company Disclosure Schedules, the Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable permitted extensions), all Tax Returns that it was required to file on or before the Closing Date, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision (which provisions are properly reflected in the Company Financial Statements) for the payment of, all Taxes (whether or not shown or required to be shown on any Tax Return) due and payable by the Company or any of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided and which are reflected on the Company Financial Statements. No claim has been made by any governmental authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that any of them may be subject to taxation in that jurisdiction.

(d)         Except as reflected on the Company Financial Statements, there are no charges, accruals or reserves for unpaid Taxes of the Company or any Subsidiary that in accordance with GAAP should be shown on such Company Financial Statements. No liability for Taxes has been incurred by the Company or any of its Subsidiaries since the most recent Company Financial Statement, other than Taxes resulting from operations in the Ordinary Course of Business.

(e)        The Company and each of its Subsidiaries have withheld or collected and timely paid over to the appropriate Regulatory Authority all Taxes required by a Legal Requirement to be withheld or collected with respect to all of their respective operations, including withholdings on payments in connection with any amounts paid or owing to any employee, independent contractor, creditor, securityholder, or other third party; and the Company and each of its Subsidiaries have complied with all reporting and record-keeping requirements relating thereto.

(f)          Except as disclosed in Section 3.11(f) of the Company Disclosures, there is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to any Taxes due from or owing by any of them or any Tax Return filed or required to be filed by any of them. No audit, examination or investigation related to Taxes paid or payable by the Company or any of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Regulatory Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect or executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force.

(g)         Except as disclosed in Section 3.11(g) of the Company Disclosure Schedules, none of the Company or any of its Subsidiaries (i) is a party to a Tax sharing, Tax allocation or similar agreement, (ii) is or has been a member of an affiliated, combined, unitary or similar group for purposes of any Tax (other than a Tax group in which the Company was the parent) or (iii) has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law), as a transferee or successor, by contract or otherwise.

(h)        The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by it and all examination reports and statements of deficiencies filed, assessed against or agreed to by it with respect to the last three (3) fiscal years.

(i)        None of the Company or any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

(j)          None of the Company or any of its Subsidiaries has made (and has not been required to make) any adjustment pursuant to Code Section 481(a) (or any predecessor provision) or any similar provision of state, local or foreign law, and none of the Company or any of its Subsidiaries has any applications pending with any Regulatory Authority requesting permission for any changes in any of its accounting methods for Tax purposes. No Regulatory Authority has proposed any such adjustment or changes in accounting method. The Company and each of its Subsidiaries has used the accrual method for all income Tax purposes since its inception.

(k)      The Company and each of its Subsidiaries will not be required to include any item of income or exclude any deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date; (ii) intercompany transaction or excess loss account described in the Treasury Regulations under Code Section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign Tax law) existing on the Closing Date; (iii) installment sale or open-transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date or (v) election pursuant to Code Section 108(i) (or any corresponding or similar provision of state, local or foreign Tax law).

(l)     The Company and each of its Subsidiaries has properly classified each of their respective service providers for all payroll and employment Tax purposes as an employee or independent contractor.

(m)     No Company Stockholder is a “foreign person” as that term is used in Section 1.1445-2 of the Treasury Regulations.

(n)      None of the Company or any of its Subsidiaries has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(o)      The Bank has been at all times since January 1, 2007, and will continue to be through the Closing Date, a validly electing “qualified subchapter S subsidiary” of the Company within the meaning of Sections 1361(b)(3)(B) of the Code (a “Q Sub”). Since January 1, 2007, none of the Bank, the Company or any Company Stockholder has taken any action or failed to take any action that caused the Bank to lose its status as a Q Sub. With respect to all jurisdictions in which the Company or the Bank has or has had business operations or is otherwise subject to income Tax, which allow a corporation to be treated as a Q Sub, all elections to treat the Bank as a Q Sub have been properly and validly made in such jurisdictions, and the Company, the Bank and each Company Stockholder have maintained compliance at all times with all applicable qualifications and filing procedures for such treatment.

(p)      None of the Company’s or any of its Subsidiaries’ “goodwill” or “going concern” (as such terms are defined in Section 197(d) of the Code) was held or used by such Company or Subsidiary (or any predecessor of the Company or such Subsidiary) or any “related person” (within the meaning of Code Section 197(f)) to the Company or such Subsidiary on or prior to August 10, 1993, and no such asset will be subject to the anti-churning rules of, or otherwise be excluded from the definition of an “amortizable section 197 intangible” (as defined in Code Section 197) as a result of, Code Section 197(f)(9) and the Treasury Regulations promulgated pursuant thereto as a result of the transactions contemplated by this Agreement.

Section 3.12         Employee Benefits.

(a)       Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company’s current employee policy manual, (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related plan descriptions and other material written communications provided to participants of Company Benefit Plans; (iii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iv) other material ancillary documents including the following documents related to each Company Benefit Plan:

(A)            all material contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors;

(B)           all notices and other material written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the date of this Agreement;

(C)            all notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the date of this Agreement; and

(D)          with respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award), (1) a complete and correct list of recipients of outstanding awards as of the date hereof, (2) the number of outstanding awards held by each recipient as of the date hereof and (3) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.

(b)       Except as disclosed in Section 3.12(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement. No Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code, in each case to the extent applicable.

(c)         Neither the Company nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or, could have any liability with respect to, (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). When comparing the present value of accrued liabilities under such plan to the market value of plan assets, (A) no self-insured Company Benefit Plan is underfunded and (B) no other Company Benefit Plan subject to funding requirements is underfunded.

(d)         Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or in the case of a volume submitter prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor, and no subsequent amendment has been made to such plan that would prevent the Company from relying on such opinion letter), and, to the Company’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

(e)         Each Company Benefit Plan is and has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(f)        Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Company’s Knowledge, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(g)            No Company Benefit Plan fiduciary or any other person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Company’s Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(h)            All accrued contributions and other payments to be made by the Company or any Subsidiary to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

(i)            There are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).

(j)           No event has occurred, or to the Company’s Knowledge, circumstance exists that could result in a material increase in premium costs of Company Benefit Plans or a material increase in benefit costs of such Company Benefit Plans that are self-insured as compared to the Company’s fiscal year ended December 31, 2019.

(k)           No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan in all material respects.

(l)          Neither the Company nor any of its Subsidiaries has implemented, adopted or otherwise utilized a formal severance plan or policy and no such plan or policy is currently in place. Neither the Company nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Company Benefit Plans.

(m)          Each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any material liability to Acquiror or to Acquiror ERISA Affiliates, except for the payment of all benefits payable in accordance with the terms and conditions of each Company Benefit Plan accrued through the date of each such plan’s termination, which accruals are reflected in the Company Financial Statements in accordance with GAAP.

(n)         Each of the Company’s and any of its Subsidiary’s “nonqualified deferred compensation” plans within the meaning of Section 409A of the Code (“Section 409A”) has been operated and administered in material compliance with Section 409A and subsequent regulatory guidance thereunder and each such plan has been in documentary compliance with Section 409A and subsequent regulatory guidance thereunder.

Section 3.13          Compliance with Legal Requirements. The Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2018, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2018, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 3.14           Legal Proceedings; Orders.

(a)            Except as disclosed in Section 3.14 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its successors or Affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted.

(b)            Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2018, none of the foregoing has been threatened by any Regulatory Authority.

Section 3.15           Absence of Certain Changes and Events. Except as listed in Section 3.15 of the Company Disclosure Schedules, since December 31, 2019 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, and without limiting the foregoing with respect to each, since December 31, 2019, there has not been any:

(a)            change in their authorized or issued capital stock; grant of any stock option or right to purchase shares of their capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by them of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of their capital stock, except as reflected on the Company Financial Statements;

(b)            amendment to their Articles of Incorporation, charter or bylaws or adoption of any resolutions by their board of directors or stockholders with respect to the same;

(c)            payment or increase of any bonus, salary or other compensation to any of their stockholders, directors, officers or employees, except for normal increases in the Ordinary Course of Business or in accordance with any then-existing Company Benefit Plan, or entry into any employment, consulting, non-competition, change in control, severance or similar Contract with any stockholder, director, officer or employee, except for the Contemplated Transactions and except for any employment, consulting or similar agreement or arrangement that is terminable at will or upon thirty (30) days’ notice or less, without penalty or premium;

(d)            adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Company Benefit Plan;

(e)            damage to or destruction or loss of any of their assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $200,000;

(f)            entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g)            except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing, lease, Contract or license that has a term of more than one year or that involves the payment of more than $150,000 in the aggregate;

(h)            Company Loan or commitment to make, renew, extend the term or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or any Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”;

(i)             sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of their assets or properties, or mortgage, pledge or imposition of any lien or other encumbrance upon any of their material assets or properties, except: (i) for Company Permitted Exceptions; or (ii) as otherwise incurred in the Ordinary Course of Business;

(j)             to the Company’s Knowledge, cancellation or waiver by them of any claims or rights with a value in excess of $150,000;

(k)            any investment by them of a capital nature (e.g., construction of a structure or an addition to an existing structure on property owned by the Company or any of its Subsidiaries) individually or in the aggregate exceeding $100,000;

(l)             except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(m)           transaction for the borrowing of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(n)            filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch, or relocation of operations from existing locations;

(o)            discharge or satisfaction of any material lien or encumbrance on their assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(p)           entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets, excluding any Contracts relating to investment securities entered into the Ordinary Course of Business, but excluding OREO, individually or in the aggregate in excess of $150,000, except for the pledging of collateral to secure public funds or entry into any repurchase agreements in the Ordinary Course of Business;

(q)            purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

(r)             hiring of any employee with an annual salary in excess of $100,000;

(s)          made or changed any Tax election, filed any amended Tax Return, entered into any closing agreement related to Taxes, settled any Tax claim or assessment, requested or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than as a result of filing a Tax Return pursuant to a valid extension of time to file entered into in the Ordinary Course of Business), or surrendered any right to claim a Tax refund;

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(t)             agreement, whether oral or written, by it to do any of the foregoing; or

(u)            event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.16          Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the date of this Agreement, true, complete and correct copies of each of which have been delivered or made available to Acquiror:

(a)            each lease of real property to which the Company or any of its Subsidiaries is a party;

(b)            all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $500,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Chicago advances;

(c)            each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $150,000 (other than Contracts for the sale of loans);

(d)            each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $100,000;

(e)          each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) would reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries;

(f)             each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $200,000);

(g)            each material licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property;

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(h)            each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(i)             each joint venture, partnership and similar Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(j)            each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its subsidiaries to engage in any line of business or to compete with any Person;

(k)            each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amounts in excess of $200,000;

(l)             each current material consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;

(m)           the name of each Person who is or would be entitled pursuant to any Contract or Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(n)            each Contract for capital expenditures for a single property, individually, or collectively with any other Contract for capital expenditures on such property, in excess of $200,000;

(o)            each Company Benefit Plan; and

(p)            each amendment, supplement and modification in respect of any of the foregoing.

Section 3.17           No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Company’s Knowledge, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) would contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.10(c) of the Company Disclosure Schedules. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2018, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable by or to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

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Section 3.18          Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all material known claims thereunder have been filed in due and timely fashion. No claims have been filed under such insurance policies and bonds within the two (2) years prior to the date of this Agreement that individually or in the aggregate exceed $100,000. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the two (2) years preceding the date hereof.

Section 3.19          Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property. In addition, neither the Company nor the Bank has renovated or otherwise had construction performed on the parcels of real property set forth on Section 3.19 of the Company Disclosure Schedules since the completion of construction of the facilities located on such parcels, in each case which renovation or construction was done in compliance with Environmental Law at such time. The Company and each Subsidiary of the Company has complied in all material respects with all Environmental Laws applicable to it and its business operations.

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Section 3.20          Transactions with Affiliates. Except as disclosed in Section 3.20 of the Company Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries, any Immediate Family Member of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve has (a) any Company Loan or any other agreement with the Company or any of its Subsidiaries (other than an agreement related to a deposit account) or (b) any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to, the business of the Company or any of its Subsidiaries.

Section 3.21         Brokerage Commissions. Except for fees payable to Piper Sandler & Co. pursuant to an engagement letter that has been delivered or made available to Acquiror, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.22         Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Bank’s most recent CRA rating was “satisfactory” or better.

Section 3.23           Labor Matters.

(a)           There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. The Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(b)           Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

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Section 3.24          Intellectual Property. Each of the Company and its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

Section 3.25              Investments.

(a)            Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of December 31, 2020, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.

(b)            Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)            None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

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(d)            All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.26           Fiduciary Accounts; Investment Management Activities. Each of the Company, the Bank and their Subsidiaries have properly administered all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all respects and accurately reflect the assets of such fiduciary account. To the Knowledge of the Company, none of the Company, the Bank, nor any of their Subsidiaries or the Company’s, the Bank’s or any of their Subsidiaries’ directors, officers or employees that is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority is not so registered, licensed or authorized.

Section 3.27            No Other Representations or Warranties.

(a)             Except for the representations and warranties made by the Company in this Article 3, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Acquiror or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to Acquiror or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

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(b)            The Company acknowledges and agrees that neither Acquiror nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

Article 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as Previously Disclosed, Acquiror hereby represents and warrants to the Company as follows:

Section 4.1             Acquiror Organization. Acquiror: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror; (b) is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Articles of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no Subsidiary other than Merger Sub and the Subsidiaries listed on Exhibit 21 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Section 4.2             Acquiror Subsidiary Organizations. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Merger Sub has not conducted any business other than (a) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (b) in relation to this Agreement, the Merger and the other transactions contemplated hereby. Acquiror Bank is an Illinois state chartered bank duly organized, validly existing and in good standing under the laws of the State of Illinois. Each other Subsidiary of Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. Acquiror has delivered or made available to the Company copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of Acquiror and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

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Section 4.3             Authorization; Enforceability. Each of Acquiror and Merger Sub has the requisite corporate power and authority to enter into and perform their respective obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board and the board of directors of Merger Sub. The Acquiror Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of Acquiror and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of Acquiror and its stockholders. The execution, delivery and performance of this Agreement by Acquiror and Merger Sub, and the consummation by each of them of their respective obligations under this Agreement, have been authorized by all necessary corporate action and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Acquiror and Merger Sub, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4             No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions by Acquiror, Acquiror Bank and Merger Sub will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Illinois State Department of Financial and Professional Regulation, Division of Banking and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) with respect to the Merger, the filing of the Articles of Merger with the Indiana Secretary of State pursuant to the IBCL; (vi) with respect to the Parent Merger, the filing of articles of merger with the Secretary of State of the State of Nevada; (vii) with respect to the Bank Merger, receipt of a certificate of merger from the DFPR; and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Select Market, neither Acquiror, Acquiror Bank nor Merger Sub is required to obtain any consents or approvals of, or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions by Acquiror, Acquiror Bank or Merger Sub.

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Section 4.5             Acquiror Capitalization.

(a)            The authorized capital stock of Acquiror currently consists exclusively of: (i) 100,000,000 shares of Acquiror Common Stock, of which, as of the date of this Agreement (the “Acquiror Capitalization Date”), 54,404,378 shares are issued and outstanding, and 1,506,354 shares are held in the treasury of Acquiror; and (ii) 1,000,000 shares of Acquiror’s preferred stock, $0.001 par value per share (the “Acquiror Preferred Stock”), of which no shares are issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Select Market, and Acquiror satisfies all of the quantitative maintenance criteria of the Nasdaq Global Select Market for continued listing thereon.

(b)            As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock are reserved for issuance except for: (i) 1,177,154 shares of Acquiror Common Stock reserved for issuance in connection with outstanding stock options, restricted stock units, or other equity awards under Acquiror Stock Plans; (ii) 1,432,803 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Stock Plans; and (iii) 2,762 shares of Acquiror Common Stock reserved for issuance in connection with outstanding warrants.

(c)            Other than awards under Acquiror Stock Plans that are outstanding as of the Acquiror Capitalization Date and reflected in clause (i) of Section 4.5(b), no equity-based awards are outstanding. Since December 31, 2019 through the Acquiror Capitalization Date, Acquiror has not: (i) issued or repurchased any shares of Acquiror Common Stock or Acquiror Preferred Stock or other equity securities of Acquiror, other than (A) in connection with the exercise of Acquiror Equity Awards that were outstanding on the Acquiror Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Acquiror Stock Plan and (B) repurchases of Acquiror Common Stock that were Previously Disclosed; or (ii)  except as Previously Disclosed, issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Acquiror Common Stock, Acquiror Preferred Stock or any other equity-based awards. Since December 31, 2019 through the Acquiror Capitalization Date, neither Acquiror nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of Acquiror or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code), except for the employment agreement, effective as of January 1, 2020, entered into by Acquiror and its Chief Risk Officer; or (C) adopted or materially amended any Acquiror Stock Plan.

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(d)           None of the shares of Acquiror Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than outstanding Acquiror Equity Awards and certain warrants, as disclosed in Acquiror’s SEC Reports, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Acquiror or any of its Subsidiaries; and (ii) no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock or any equity security of Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries. Except as permitted by this Agreement or as Previously Disclosed, since December 31, 2019, no shares of Acquiror Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Acquiror or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of Acquiror or any of its Subsidiaries have been declared, set aside, made or paid to the shareholders of Acquiror.

(e)            As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and immediately before the Effective Time will be, owned by Acquiror.

Section 4.6             Acquiror Subsidiary Capitalization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Acquiror are owned by Acquiror, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Acquiror has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of Acquiror owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 4.7             Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)             Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder which are applicable to Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

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(b)            The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the date hereof, RSM US LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

(c)            Acquiror is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. Acquiror maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act that are designed to provide reasonable assurance that information required to be disclosed by Acquiror in reports that Acquiror is required to file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Acquiror’s management to allow timely decisions regarding required disclosures. As of the date of this Agreement, to the Knowledge of Acquiror, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

(d)            Acquiror and its consolidated Subsidiaries have established and maintained a system of ICFR. Acquiror’s certifying officers have evaluated the effectiveness of Acquiror’s ICFR as of the end of the period covered by the most recently filed quarterly report on Form 10-Q of Acquiror under the Exchange Act (the “Acquiror Evaluation Date”). Acquiror presented in such quarterly report the conclusions of the certifying officers about the effectiveness of Acquiror’s ICFR based on their evaluations as of the Acquiror Evaluation Date. Since the Acquiror Evaluation Date, there have been no changes in Acquiror’s ICFR that have materially affected, or are reasonably likely to materially affect, Acquiror’s ICFR. Acquiror has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

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(e)            Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2018, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(f)             To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2018 that would result in a determination that Acquiror Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 4.8             Books and Records. The books of account, minute books, stock record books and other records of Acquiror and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with Acquiror’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of Acquiror and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

Section 4.9             Properties. Acquiror and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as reflected in the most recent Acquiror Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Acquiror Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Acquiror Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by Acquiror Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of Acquiror or Acquiror Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with Acquiror or any of its Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of Acquiror or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement. Acquiror and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of Acquiror, the lessor.

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Section 4.10           Loan Loss Reserve.

(a)            Acquiror Bank’s allowance for credit losses reflected in the Acquiror Financial Statements (including footnotes thereto) was determined on the basis of Acquiror Bank’s continuing review and evaluation of the portfolio of each loan, loan agreement, note, lease or other borrowing agreement by Acquiror Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Acquiror Loans”) under the requirements of GAAP and Legal Requirements, was established in a manner consistent with Acquiror Bank’s internal policies, and, in the reasonable judgment of Acquiror Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Acquiror Loans previously charged-off, on outstanding Acquiror Loans.

(b)            To the Knowledge of Acquiror: (i) none of the Acquiror Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of Acquiror Bank’s allowance for credit losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

Section 4.11          Taxes.

(a)            Acquiror and each of its Subsidiaries have duly and timely filed, or caused to be filed (taking into account all applicable permitted extensions) all Tax Returns required to be filed by them on or before the Closing Date, and each such Tax Return was true, correct and complete in all material respects when filed. Acquiror and each of its Subsidiaries have paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by Acquiror and each of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and are not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided and which are reflected on the Acquiror Financial Statements.

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(b)            There is no claim or assessment pending or, to the Knowledge of Acquiror, threatened against Acquiror and its Subsidiaries with respect to any Taxes due from or owing by any of them or any Tax Return filed or required to be filed by any of them. No audit, examination or investigation related to Taxes paid or payable by Acquiror and each of its Subsidiaries is presently being conducted or, to the Knowledge of Acquiror, threatened by any Regulatory Authority. Neither Acquiror nor its Subsidiaries are the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of Acquiror’s or its Subsidiaries’ assets. Neither Acquiror nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect.

(c)            To the Knowledge of Acquiror, none of Acquiror or any of its Subsidiaries has engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

Section 4.12           Employee Benefits.

(a)             Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Acquiror Benefit Plan or any other increase in the liabilities of Acquiror or any Subsidiary under any Acquiror Benefit Plan as a result of the transactions contemplated by this Agreement.

(b)            With respect to any Acquiror Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Acquiror Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither Acquiror nor any of the Acquiror ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither Acquiror nor any of the Acquiror ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Acquiror Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Acquiror Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(c)            Each Acquiror Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter, or, in the case of a volume submitter or prototype plan, an advisory or sponsor letter, from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Acquiror and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to Acquiror’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.

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(d)            Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(e)            Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to Acquiror’s Knowledge, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.

(f)             No Acquiror Benefit Plan fiduciary or any other person has, or has had, any liability to any Acquiror Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Acquiror Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To Acquiror’s Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Acquiror Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(g)            All accrued contributions and other payments to be made by Acquiror or any Subsidiary to any Acquiror Benefit Plan have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Acquiror Financial Statements.

(h)           No condition exists as a result of which Acquiror or any Subsidiary would have any material liability, whether absolute or contingent, under any Acquiror Benefit Plan with respect to any misclassification of a person performing services for Acquiror or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Acquiror Benefit Plans are in fact eligible and authorized to participate in such Acquiror Benefit Plan in all material respects.

(i)              Neither Acquiror nor any of its Subsidiaries have any material liabilities to employees or former employees that are not reflected in the Acquiror Benefit Plans.

Section 4.13          Compliance with Legal Requirements. Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2018, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2018, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 4.14           Legal Proceedings; Orders.

(a)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b)          Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, since January 1, 2018, none of the foregoing has been threatened by any Regulatory Authority.

Section 4.15           Absence of Certain Changes and Events. Since December 31, 2019, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.16          Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving Acquiror or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of Acquiror, threatened, nor to the Knowledge of Acquiror, is there any factual basis for any of the foregoing, as a result of any asserted failure of Acquiror or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of Acquiror or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of Acquiror, neither Acquiror nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on Acquiror. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, Acquiror and each Subsidiary of Acquiror has complied in all material respects with all Environmental Laws applicable to it and its business operations.

Section 4.17          Brokerage Commissions. Except for fees payable to Stephens Inc. pursuant to an engagement letter that has been delivered or made available to the Company, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.18         Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. Acquiror Bank’s most recent CRA rating was “satisfactory” or better.

Section 4.19          Financial Capability. Acquiror has, and will have prior to the Effective Time, sufficient funds to pay the aggregate cash consideration payable pursuant to Section 2.1 and to perform its other obligations contemplated by this Agreement.

Section 4.20          No Other Representations or Warranties.

(a)            Except for the representations and warranties made by Acquiror in this Article 4, neither Acquiror nor any other Person makes any express or implied representation or warranty with respect to Acquiror, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquiror hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Acquiror nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Acquiror, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Acquiror in this Article 4, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Acquiror, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)            Acquiror acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 3.

Article 5
THE COMPANY’S COVENANTS

Section 5.1             Access and Investigation.

(a)            Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company and the integration of Acquiror Bank and the Bank following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions for such purposes; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of the matters being discussed; or (iv) adversely affect any privilege. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)            From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)            The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Legal Requirement, (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8).

(d)         All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Confidentiality Agreement dated as of August 20, 2020, between Acquiror and the Company, as amended.

Section 5.2          Operation of the Company and Company Subsidiaries.

(a)          Except as (i) Previously Disclosed, (ii) expressly contemplated by or permitted by this Agreement, (iii) required by applicable Legal Requirements, (iv) is necessary, commercially reasonable and substantially similar to actions taken by similarly-situated financial institutions in response to the Covid-19 Pandemic or the Covid-19 Pandemic Measures, subject to Company providing Acquiror with advance notice and obtaining Acquiror’s prior written consent or non-objection (if Acquiror fails to respond to such request within three (3) Business Days after Acquiror’s receipt of such request, Acquiror shall be deemed to have consented) in respect of any such action (unless it is not reasonably practicable under the circumstances to provide such prior notice and obtain prior consent, in which case the Company shall provide notice to Acquiror as soon as reasonably practicable), or (v) otherwise with the prior written consent of Acquiror pursuant to Section 5.2(c), which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (A) conduct its business in the Ordinary Course of Business in all material respects; (B) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (C) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)          Except as set forth in Section 5.2(b) of the Company Disclosure Schedules, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

(i)            other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the date of this Agreement: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock or any security convertible into Company Common Stock; (B) permit any additional shares of Company Common Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Common Stock;

(ii)           (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of Company Common Stock, other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or as contemplated by this Agreement, and other than tax distributions to be made to Company Stockholders in amounts consistent with past practice of the Company in respect of the 2020 taxable year, and in amounts as mutually agreed to by Company and Acquiror in respect of the 2021 taxable year (or portions thereof); or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Common Stock;

(iii)           amend the terms of, waive any rights under, terminate (other than at its stated expiration date), knowingly violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Common Stock or rights associated therewith or any outstanding instrument of indebtedness;

(iv)          enter into loan transactions not in accordance with, or consistent with, past practices of the Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

(v)           enter into any new credit or new lending relationships greater than $1,000,000 that would require an exception to the Bank’s formal loan policy as in effect as of the date of this Agreement or that are not in compliance with the provisions of such loan policy;

(vi)           other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

(vii)         fail to maintain an allowance for loan and lease losses that is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Company Loans previously charged off, on Company Loans and leases outstanding (including accrued interest receivable);

(viii)         fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

(ix)           sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, (B) of financial assets or investments, or (C) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

(x)           acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;

(xi)           amend the Company Articles of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

(xii)          implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xiii)        except as permitted or required by this Agreement or required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or stockholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

(xiv)         incur or guarantee any indebtedness for borrowed money other than in the Ordinary Course of Business;

(xv)          enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

(xvi)         settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $200,000 and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(xvii)        make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xviii)      make, change or revoke any material Tax elections, change or consent to any material change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, file any material amended Tax Return, or take any action with respect to Taxes that is outside the Ordinary Course of Business or inconsistent with past practice;

(xix)         hire any employee with an annual salary in excess of $150,000; or

(xx)          agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2(b).

(c)          For purposes of Section 5.2(b), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to Van A. Dukeman, Chairman, President and Chief Executive Officer of Acquiror, and Robin N. Elliott, President and Chief Executive Officer of Acquiror Bank, for permission to take any action otherwise prohibited by Section 5.2(b) and has provided Acquiror with information reasonably sufficient for Acquiror to make an informed decision with respect to such request, and Acquiror has consented in writing or failed to respond to such request within five (5) Business Days after Acquiror’s receipt of such request.

Section 5.3            Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 8.

Section 5.4          Stockholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the IBCL, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. The Company and Company Board will use their reasonable best efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the IBCL, including by recommending that its stockholders vote in favor of this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) Company Board’s recommendation to the Company’s stockholders that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the Contemplated Transactions, including the Merger (a “Company Adverse Recommendation”). However, if, prior to the time the Company Stockholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith it is reasonably likely that to, or to continue to, recommend this Agreement to its stockholders would result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation or publicly propose or resolve to make a Company Adverse Recommendation.

Section 5.5          Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 5.6            Operating Functions. The Company and the Bank shall cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.

Section 5.7            Company Benefit Plans.

(a)            At the request of Acquiror, and except as otherwise provided below, the Company will take all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan, provided however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time. Notwithstanding the foregoing, no action taken by the Company with respect to the termination of the Company’s group health, vision and dental plan shall be required to be irrevocable until the later of one day prior to the Effective Time or December 31, 2021.

(b)            Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including without limitation any change of control or severance agreements, retention or stay bonus programs, or other similar arrangements, consistent with GAAP; provided that, for the avoidance of doubt, this requirement shall not be deemed to supersede or modify Section 2.1(e)(ii).

Section 5.8            Acquisition Proposals.

(a)          The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal. The Company will within two (2) Business Days advise Acquiror following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.

(b)          The Company agrees that it will not, and will cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and Affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal (other than contacting a Person for the sole purpose of seeking clarification of the terms and conditions of such Acquisition Proposal); provided that, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to result in a violation of the directors’ fiduciary duties under applicable Legal Requirements, the Company may: (i) furnish information with respect to it to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations regarding such Acquisition Proposal; and (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Acquisition Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this Section 5.8 unless and until (A) five (5) Business Days have elapsed following the delivery to the other party of a written notice of such determination by the Company Board and, during such five (5) Business Day period, the parties cooperate with one another with the intent of enabling the parties to engage in good faith negotiations so that the Contemplated Transactions may be effected, and (B) at the end of such five (5) Business Day period, the Company continues, in good faith and after consultation with outside legal counsel and financial advisors, to believe that a Superior Proposal continues to exist.

Section 5.9            Company Tangible Common Equity Calculation.

(a)         Not later than ten (10) days before the expected Closing Date, the Company shall deliver to Acquiror (i) an estimated and unaudited consolidated balance sheet of the Company, as of the expected Closing Date (the “Company Estimated Closing Balance Sheet”), which shall (A) be prepared in good faith based on all available information at such time pursuant to GAAP and this Agreement, and (B) include a calculation of Company Tangible Common Equity as of the expected Closing Date, and (ii) reasonable supporting documentation for the Company Estimated Closing Balance Sheet.

(b)          After delivery of the Company Estimated Closing Balance Sheet, the parties shall work together in good faith, which in the case of the Company shall include providing Acquiror with such documentation and information in its possession or control as Acquiror shall reasonably request, to agree at least one Business Day prior to the expected Closing Date on an updated estimated consolidated balance sheet of the Company as of the expected Closing Date (the “Final Closing Balance Sheet”), which shall (i) be prepared in good faith based on all available information at such time pursuant to GAAP and this Agreement, and (ii) include a calculation of Company Tangible Common Equity as of the expected Closing Date. The Final Closing Balance Sheet, and the calculation of the Company Tangible Common Equity contained therein, as mutually agreed to by the parties (such agreement not to be unreasonably withheld, conditioned or delayed), shall become final and binding.

Article 6
ACQUIROR’S COVENANTS

Section 6.1             Access and Investigation.

(a)          Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a) as shall be necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. The Company and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of Acquiror and each of its Subsidiaries and of their respective financial and legal conditions for such purposes; provided, however, that such access or investigation shall not interfere materially with the normal operations of Acquiror or any of its Subsidiaries. Upon request, Acquiror and each of its Subsidiaries will furnish the Company or its Representatives attorneys’ responses to auditors’ requests for information regarding Acquiror or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by the Company (provided, such disclosure would not result in the waiver by Acquiror or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of the matters being discussed; or (iv) adversely affect any privilege. If any of the restrictions in the preceding sentence shall apply, Acquiror and the Company will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)          From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Acquiror shall promptly furnish to the Company: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, which is not generally available on the SEC’s EDGAR internet database; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)          All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement dated as of October 20, 2020, between Acquiror and the Company, as amended.

Section 6.2            Operation of Acquiror and Acquiror Subsidiaries. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, Acquiror shall not, and shall cause each of its Subsidiaries not to: (a) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Acquiror or the Company to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions, including, but not limited to, by entering into an agreement with respect to, or consummating, a merger or business combination or acquisition of another Person; (b) amend the Acquiror Articles of Incorporation or the Acquiror Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of the Company; (c) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of Acquiror Capital Stock (other than dividends from Acquiror’s wholly owned Subsidiaries) in an amount that is materially greater than, or at a frequency that is inconsistent with, past practice as disclosed in the Acquiror SEC Reports; or (d) agree to take, make any commitment to take, or adopt any resolutions of Acquiror Board in support of, any of the actions prohibited by this Section 6.2.

Section 6.3            Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.4            Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.

Section 6.5             Indemnification.

(a)          From and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each current or former director, officer or employee of the Company or any of its Subsidiaries or fiduciary of the Company or any of its Subsidiaries under any Company Benefit Plans or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, trustee or employee of another Person (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

(b)            Acquiror shall purchase and maintain a “tail policy,” with a coverage period of six (6) years following the Effective Time or, if such term coverage is not available, such other maximum period of available coverage, on the Company’s current directors’ and officers’ liability insurance and similar policies covering fiduciaries and cyber risks, in each case covering each Person currently covered by such policies for facts, events, acts or omissions occurring prior to the Effective Time; provided, that in no event shall Acquiror be required to expend in the aggregate an amount in excess of 250% of the amount of the aggregate premiums paid by the Company for the current policy term for such policies (the “Premium Cap”) and, if Acquiror is unable to maintain such policies (or substantially comparable policies that include coverage and amounts that are no less favorable in any material respect to such Persons) as a result of this proviso, Acquiror shall obtain as much comparable insurance as is available and for as long a period of time as is available following the Effective Time by payment of such amount. Acquiror shall obtain the insurance coverage provided for in this Section 6.5(b) on or prior to the Closing Date, provided that the effectiveness of such insurance coverage shall be contingent on the consummation of the Merger.

(c)            If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.5.

(d)           The provisions of this Section 6.5 shall survive consummation of the Merger, the Parent Merger and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.6            Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall, as of the date hereof, authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement and take, and cause Merger Sub and Acquiror Bank to take, all other necessary corporate action to consummate the Contemplated Transactions.

Section 6.7            Stock Exchange Listing. Acquiror shall file with the Nasdaq Stock Market, LLC on a timely basis a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and use its reasonable best efforts to cause all such shares of Acquiror Common Stock to be approved for listing on the Nasdaq Global Select Market prior to the Closing Date.

Article 7
COVENANTS OF ALL PARTIES

Section 7.1            Regulatory Approvals. Acquiror and the Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible prepare, but in no event later than thirty (30) days following the date hereof, file, and to thereafter effect and obtain all Requisite Regulatory Approvals, and the parties will comply with the terms of such Requisite Regulatory Approvals. Each of Acquiror and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, with respect to all substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and the Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions. Notwithstanding the foregoing or anything else in this Agreement, nothing shall require Acquiror to, and the Company and its Subsidiaries shall not, without the prior written consent of Acquiror, agree to, take any action or commit to take any action in connection with, or agree to any condition on, or request with respect to, any Requisite Regulatory Approval that would (a) materially and adversely affect the business, operations or financial condition of Acquiror (measured on a scale relative to Acquiror and its Subsidiaries, taken as a whole after giving effect to the Contemplated Transactions), (b) require Acquiror or any of its Subsidiaries to make any material covenants or commitments with a Regulatory Authority or other third party, or complete any divestitures, whether prior to or subsequent to the Closing, (c) result in a Material Adverse Effect on Acquiror and its Subsidiaries, taken as a whole after giving effect to the Contemplated Transactions or (d) restrict in any material respect or impose a material burden on Acquiror or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) in connection with the transactions contemplated hereby or with respect to the business or operation of Acquiror or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) (for purposes of clause (d), materiality shall be measured on a scale relative to Acquiror and its Subsidiaries, taken as a whole after giving effect to the Contemplated Transactions) (a “Burdensome Condition”).

Section 7.2     SEC Registration. As soon as practicable following the date of this Agreement, but in no event later than thirty (30) days following the date hereof, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s stockholders and to Acquiror’s stockholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the issuance of Acquiror Common Stock.

Section 7.3     Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.

Section 7.4     Reasonable Best Efforts; Cooperation. Each of Acquiror and the Company agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

Section 7.5     Tax Matters.

(a)    Prior to or at the Closing, Company shall provide Acquiror with two (2) original and duly completed and executed IRS Forms 8023 (and any similar forms for applicable state and local Tax laws requested in writing by Acquiror) duly completed and executed by each Company Stockholder. Acquiror shall notify the Company of its intention to make the Election as promptly as practicable after the Registration Statement is declared effective, and in any event, no later than fifteen (15) days prior to the date of the Company Stockholders Meeting, which decision to make the Election shall be made in the sole and absolute discretion of Acquiror. Following Acquiror’s timely notification of an intent to make the Election, Company and Company Board will use their reasonable best efforts to cause each Company Stockholder to join with Acquiror in making the Election, and shall further request each Company Stockholder to fully cooperate with Acquiror for purposes of effectuating a timely and complete Election, including the execution and filings of any forms or Tax Returns necessary for the Election and any corrections or amendments thereof or supplements thereto necessary for the Election, each as will be prepared by Acquiror and provided in writing to the Company and the Company Stockholders (each subject to prior written approval by the Company Stockholders’ Representative, which approval shall not be unreasonably withheld, conditioned or delayed), and the Company shall use reasonable best efforts to cause each Company Stockholder to, provide such executed forms to Acquiror in such time frame as Acquiror may reasonably request so that Acquiror can timely file such forms with the appropriate Regulatory Authorities. Acquiror shall provide the Company Stockholders’ Representative with a copy of such forms as so filed within five (5) Business Days of filing, provided that Acquiror’s failure to timely provide such forms to Company Stockholders’ Representative shall not adversely affect the making or effectiveness of any Election. Notwithstanding anything to the contrary in this Agreement, none of Acquiror, Merger Sub, the Company or any of their respective Affiliates will be required to make any payments in addition to the Per Share Merger Consideration as a result of any Election.

(b)    If the Election is filed pursuant to Section 7.5(a), within forty-five (45) days after the delivery of the Final Closing Balance Sheet, Acquiror shall provide to the Company Stockholders’ Representative a draft allocation of the aggregate Per Share Merger Consideration paid (together with any Liabilities of the Company as of the Closing Date and all other relevant items) among the assets of the Company for purposes of Section 338 of the Code, prepared in a manner consistent with Code Section 338 and the Treasury Regulations thereunder (the “338(h)(10) Allocation”) and in accordance with the principles and methodologies set forth in Section 7.5(b) of the Company Disclosure Schedules (the “Allocation Methodology”). Within thirty (30) days after the delivery of such draft 338(h)(10) Allocation, Company Stockholders’ Representative may propose to Acquiror in writing any reasonable changes to the draft 338(h)(10) Allocation which changes shall employ (and not be contrary to) the Allocation Methodology (the “Objections Statement”). In the event no such Objection Statement is delivered by Company Stockholders’ Representative to Acquiror within such time period, Company Stockholders’ Representative will be deemed to have accepted and agreed to such the 338(h)(10) Allocation in the form provided by Acquiror. If the Company Stockholders’ Representative provides an Objection Statement within such thirty (30) day period, then Company Stockholders’ Representative and Acquiror shall negotiate in good faith to resolve any such disputed items. In the event Company Stockholders’ Representative and Acquiror are unable to reach agreement on such proposed changes prior to the earlier of (i) forty-five (45) days after Company Stockholders’ Representative provides the Objection Statement and (ii) thirty (30) days prior to the federal income tax deadline for making an Election (determined without regard to any extensions for filing), the 338(h)(10) Allocation shall be prepared in accordance with the Allocation Methodology and the terms and conditions of this Agreement by an independent public accounting firm of national or regional recognition mutually agreed upon in writing by Company Stockholders’ Representative and Acquiror and all costs of such accounting firm shall be borne equally by Acquiror and the Company Stockholders’ Representative. With respect to each item on the draft 338(h)(10) Allocation, such accounting firm shall make its determination in accordance with the Allocation Methodology and the terms and conditions of this Agreement, shall resolve only those matters set forth in the written Objections Statement that remain in dispute after the forty-five (45) day resolution period described above, and with respect to each disputed item, the accounting firm’s determination shall to the greatest extent possible be no greater than the higher amount calculated by Company Stockholders’ Representative and Acquiror, as the case may be, and no less than the lower amount calculated by Company Stockholders’ Representative and Acquiror, as the case may be. The 338(h)(10) Allocation as delivered by Acquiror without a timely Objections Statement being delivered by Company Stockholders’ Representative, or as agreed to by Company Stockholders’ Representative and Acquiror after delivery of a timely Objections Statement, or as finally determined by the accounting firm as set forth above shall be the “Final 338(h)(10) Allocation.” To the extent that the aggregate Per Share Merger Consideration (together with the Liabilities of the Company as of the Closing Date or other relevant items) is adjusted after the determination of the Final 338(h)(10) Allocation, Acquiror may provide the Company Stockholders’ Representative with such amendments or supplements to the Final 338(h)(10) Allocation as Acquiror deems advisable and in accordance with the Allocation Methodology and Acquiror and Company Stockholders’ Representative shall negotiate in good faith to resolve any adjustments to the Final 338(h)(10) Allocation. For all federal income Tax and applicable state and local income Tax purposes, to the extent an Election is filed, unless otherwise required by applicable Legal Requirements, Acquiror, Company and the Company Stockholders will treat the Merger as a purchase and sale of the assets of the Company in a fully taxable transaction in accordance with the Election. In the event the Election is made, notwithstanding anything to the contrary in this Agreement, the Company Stockholders shall include any income, gain, loss, deduction, or other Tax item resulting from the Election on their respective income Tax Returns to the extent required by applicable Legal Requirements. Acquiror and the Company each acknowledge and agree that Acquiror, the Company and each Company Stockholder will (i) be bound by the Final 338(h)(10) Allocation for the purposes of determining any income Tax; (ii) report the transactions for income Tax purposes that are consummated pursuant to this Agreement in accordance with the Final 338(h)(10) Allocation; (iii) timely complete and sign IRS Form 8883 consistent with the Final 338(h)(10) Allocation (as such IRS form will be prepared by Acquiror and provided in writing to the Company Stockholders’ Representative and which form shall be subject to the prior written approval of the Company Stockholders’ Representative which approval shall not be unreasonably withheld, conditioned or delayed) and provide a copy of such form to the other parties hereto, and timely file a copy of such form with such Person’s income Tax Returns for the period that includes the Closing Date; and (iv) not take a position inconsistent with the Final 338(h)(10) Allocation or the transaction being a fully taxable transaction for federal income tax purposes on any applicable Tax Return or in any proceeding before any Regulatory Authority, unless required by a non-appealable “determination” within the meaning of Code Section 1313. In the event that the Final 338(h)(10) Allocation is disputed by any Regulatory Authority, the Person receiving notice of such dispute will promptly notify the other parties hereto and the parties hereto will consult (subject to the other provisions of this Agreement) in good faith as to how to resolve such dispute in a manner consistent with the Final 338(h)(10) Allocation.

(c)     Company hereby appoints, and confirms that all of the stockholders of Company have appointed, the Company Stockholders’ Representative to represent them with respect to certain tax matters as provided herein. As a result of such appointment, the Company Stockholders’ Representative has full power and authority to cause to be prepared the final federal S corporation income Tax Return for Company on IRS Form 1120-S and applicable state income Tax Returns, in each case, for the taxable year ending on or before the Closing Date. The Company shall cause the Company Stockholders’ Representative to provide Acquiror a draft of such final Tax Returns at least twenty (20) days prior to filing for Acquiror’s review and comment and shall make or cause to be made any changes thereto requested by Acquiror that are required by applicable Legal Requirements and shall consider in good faith any other reasonable comments that are timely provided by the Acquiror.

(d)     In connection with the preparation of Tax Returns, audit examinations, any administrative or judicial proceedings, or the satisfaction of any accounting or Tax requirements relating to the Tax liabilities with respect to the Company or its Subsidiaries, the Company Stockholders’ Representative and Acquiror will reasonably cooperate with each other, including but not limited to, furnishing or making available (during normal business hours), upon reasonable request, records, personnel (as reasonably required), books of account, or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by taxing authorities as to the imposition of Taxes. The Company Stockholders’ Representative and Acquiror shall retain, or shall cause to be retained, all books and records with respect to Tax matters pertinent to Company and its Subsidiaries relating to any federal S corporation income Tax Return for Company on IRS Form 1120-S or applicable state income Tax Returns, in each case, for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns or other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods.

(e)      Acquiror shall be entitled to deal exclusively with the Company Stockholders’ Representative on behalf of the Company or any Company Stockholder with respect to all matters relating to this Section 7.5.

(f)      Except as required by Legal Requirements, Acquiror shall not (and shall not cause or permit any of its Affiliates, the Company or any of the Company’s Subsidiaries to) amend, re-file or otherwise modify any income Tax Return relating in whole or in part to the Company or any of the Company’s Subsidiaries with respect to any Tax period ending on or prior to the Closing Date without the prior written consent of the Company Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.6      Employees and Employee Benefits.

(a)     All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

(b)     For the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c)     In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan;

(d)     The Company and its Subsidiaries shall take all actions necessary to terminate the Company’s severance policies, if any, immediately prior to the Effective Time. Subject to the provisions of Section 7.6(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Covered Employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Section 7.6(d) of the Acquiror Disclosure Schedules. Notwithstanding the foregoing, no Covered Employee eligible to receive severance benefits or other payment triggered by the Merger under an employment, change in control, severance, salary continuation agreement or other similar agreement (other than Retention Agreements or payments made pursuant to the Bank Equity Appreciation Plan) (a “CIC Payment”) shall be entitled to participate in the severance policy described in this Section 7.6(d) or to otherwise receive severance benefits. Any Covered Employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.6(d).

(e)     Any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement, salary continuation agreement or any other agreement or arrangement that provides for a CIC Payment (other than Retention Agreements or payments made pursuant to the Bank Equity Appreciation Plan) shall not receive any severance benefits as provided in Section 7.6(d) but will receive the CIC Payment to the extent it is required to be paid under such agreement. On or before the Closing Date, the Company will take all steps, if any, necessary to ensure that in the event that the amounts of the CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code. At the request of Acquiror, the Company shall seek a stockholder vote under Section 280G of the Code for approval of the CIC Payments prior to the Effective Time; provided that such stockholder vote may be conducted by written consent in accordance with the applicable provisions of the IBCL and the Company Articles of Incorporation and Company Bylaws.

Section 7.7     Environmental Matters.

(a)     Phase I Surveys. The Company has provided to Acquiror copies of the most recent environmental assessments and reports (if any) that the Company or the Bank have obtained in connection with each parcel of real estate owned or leased by the Company or the Bank. Within thirty (30) days following the date of this Agreement, Acquiror may complete, at Acquiror’s expense, a Phase I environmental assessment or an update of the existing Phase I environmental assessment (each, a “Phase I Survey”) on each parcel of real estate of the Company or the Bank set forth on Section 7.7(a) of the Company Disclosure Schedules (each, an “Environmental Property”). In the event any Phase I Survey indicates or tends to indicate the presence or the suspected presence of an Environmental Condition (in the sole discretion of Acquiror), Acquiror will give the Company written notice of the presence or the suspected presence of such Environmental Condition within ten (10) Business Days of receipt of such Phase I Survey (together with all information it possesses relating to the Environmental Condition). For purposes of this Agreement, an “Environmental Condition” shall mean (i) an aboveground storage tank, underground storage tank, subsurface structure or container, and its associated piping, which is present at the Environmental Property; (ii) a Hazardous Material found in building materials at the Environmental Property or present in soil and/or groundwater at the Environmental Property; (iii) a discharge, emission or release of a Hazardous Material related to the Environmental Property; (iv) an event or condition that likely has occurred or exists with respect to the Environmental Property which constitutes a violation of an Environmental Law; or (v) an event or condition related to the Environmental Property which requires cleanup, remedy, abatement or restoration of contaminated surface water, groundwater, soil or natural resource under an Environmental Law.

(b)     Phase II Surveys. Within thirty (30) days of the Company’s receipt of any notice of the presence or suspected presence of an Environmental Condition, Acquiror may complete, at Acquiror’s expense, a physical examination and investigation of the Environmental Condition indicated in the applicable Phase I Survey (each, a “Phase II Survey”). The subject, scope, manner and method of any Phase II Survey will be subject to the Company’s prior review and reasonable approval, which approval shall not be unreasonably delayed, conditioned or withheld. At all times the Company shall have access to all field data, analytical data and analytical results obtained or generated in connection with any Phase II Survey. Upon Acquiror’s receipt of a final written report of any Phase II Survey, at the Company’s request, Acquiror shall promptly deliver to the Company copies of such Phase II Survey report, all written reports, analytical data, correspondence, notices or other written materials relating thereto (which collectively constitute a “Phase II Survey Report”). In addition, Acquiror does hereby agree to restore at its cost any Environmental Property for which it has undertaken an environmental investigation pursuant to this Section 7.7 to the condition existing immediately prior to such investigation.

(c)     Remediation. If any Phase I Survey or Phase II Survey Report indicates or confirms, in the reasonable discretion of Acquiror, the presence of an Environmental Condition related to an Environmental Property of the Company or the Bank set forth on Section 7.7(c) of the Company Disclosure Schedules (an “Owned Environmental Property”) and which requires remediation under an Environmental Law given the current use of such Owned Environmental Property, Acquiror will have the right to cause such remediation work to be performed on such Owned Environmental Property by an environmental remediation firm mutually agreed to by Acquiror and the Company, and the Company agrees that it shall bear the Net Remediation Costs (as defined below) of the remediation work performed on such Owned Environmental Property in an amount not to exceed $1,200,000.00. For purposes of this Agreement, the term “Net Remediation Costs” means all costs and expenses incurred by the Company or the Bank to remediate or correct an Environmental Condition relating to an Owned Environmental Property in accordance with the requirements of applicable Environmental Law, provided that Net Remediation Costs shall specifically exclude any and all costs or expenses to remediate or correct an Environmental Condition that are either directly paid, or reimbursed to the Company or the Bank, by (i) any governmental authority, including without limitation, the United States Environmental Protection Agency and the Illinois Environmental Protection Agency, (ii) any environmental remediation fund established, managed, funded or overseen by any governmental authority, including without limitation, the Illinois Leaking Underground Storage Tank Fund, or (iii) any other third party, including without limitation, any insurer.

Section 7.8     Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the transactions contemplated by this Agreement.

Section 7.9     Section 16 Matters. Prior to the Effective Time, the parties will each take such steps as may be necessary or appropriate to cause any acquisitions or dispositions of Acquiror Common Stock resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10   Stockholder Litigation. Each of the Company and Acquiror shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transactions.

Article 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR and merger sub

The obligations of Acquiror and Merger Sub to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror and Merger Sub at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

Section 8.1     Accuracy of Representations and Warranties. For purposes of this Section 8.1, the accuracy of the representations and warranties of the Company set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 3.3 and Section 3.5(a) shall be true and correct (except for inaccuracies which are de minimis in amount and effect). There shall not exist inaccuracies in the representations and warranties of the Company set forth in this Agreement (including the representations set forth in Section 3.3 and Section 3.5(a)) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

Section 8.2     Performance by the Company. The Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 8.3     Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

Section 8.4     No Proceedings, Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than the stockholder litigation contemplated by Section 7.10, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 8.5     Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed, in the reasonable discretion of the Acquiror Board, a Burdensome Condition on the Surviving Entity or the Acquiror Bank.

Section 8.6     Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7     Officer’s Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Sections 8.1 and 8.2.

Section 8.8     Section 338(h)(10) Election Forms. The Company shall have delivered to Acquiror two (2) original and duly completed and executed IRS Forms 8023 (and any similar forms for applicable state and local Tax laws requested in writing by Acquiror) duly completed and executed by each Company Stockholder.

Section 8.9     Stock Exchange Listing. The Nasdaq Stock Market, LLC shall not have objected to the listing of shares of Acquiror Common Stock to be delivered in the Merger.

Section 8.10   No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 8.11   Per Share Stock Consideration. At the Effective Time, the Per Share Stock Consideration to be received by all holders of Company Common Stock shall be less than eighty percent (80%) of the sum of (i) the Per Share Merger Consideration to be received by all holders of Company Common Stock and (ii) the amount of the fair value payment to be paid with respect to Dissenting Shares pursuant to Section 2.6.

Article 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

Section 9.1     Accuracy of Representations and Warranties. For purposes of this Section 9.1, the accuracy of the representations and warranties of Acquiror set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 4.3 and Section 4.5(a) shall be true and correct (except for inaccuracies which are de minimis in amount and effect). There shall not exist inaccuracies in the representations and warranties of Acquiror set forth in this Agreement (including the representations set forth in Section 4.3 and Section 4.5(a)) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

Section 9.2     Performance by Acquiror. Acquiror shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 9.3     Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

Section 9.4     No Proceedings; No Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than the stockholder litigation contemplated by Section 7.10, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 9.5     Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

Section 9.6     Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7     Officer’s Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Sections 9.1 and 9.2.

Section 9.8     Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 9.9     No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

Article 10
TERMINATION

Section 10.1  Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Acquiror:

(a)     by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b)     by Acquiror if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.8, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 8 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform and, in any event, at least two (2) Business Days prior to the Termination Date; provided, that such breach or failure is not a result of the failure by Acquiror to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;

(c)     by the Company if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 9 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform and, in any event, at least two (2) Business Days prior to the Termination Date, provided, that such breach or failure is not a result of the failure by the Company to perform and comply in all material respects with any of its obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

(d)     by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority; or (iii) if the Company Stockholder Approval is not obtained following the Company Stockholders’ Meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

(e)     by Acquiror or the Company if the Closing Date shall not have occurred on or before June 30, 2021 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;

(f)      by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(g)     by Acquiror if the Company materially breaches any of its obligations under Section 5.4 or Section 5.8;

(h)     by the Company pursuant to Section 5.8;

(i)      by Acquiror, prior to the Company Stockholders’ Meeting, if the Company makes a Company Adverse Recommendation;

(j)      by Acquiror if the Company Tangible Common Equity as reflected in the Final Closing Balance Sheet, but adjusted to exclude any changes in the accumulated other comprehensive income account of the Company that have occurred since December 31, 2020, is less than the sum of (i) $162,000,000.00, (ii) the aggregate amount of Forfeited Retention Payments, if any, and (iii) the amount, if any, by which the aggregate Company Officer/Director Bonuses that have been paid at or prior to Closing is less than the aggregate amount set forth in Item 4 of Section 5.2(b) of the Company Disclosure Schedules;

(k)     by the Company, if both of the following conditions are satisfied on the Determination Date, such termination to be effective as of the tenth (10th) day following the Determination Date: (i) the Final Acquiror Market Value is less than 75% of the Initial Acquiror Market Value and (ii) the number obtained by dividing the Final Acquiror Market Value by the Initial Acquiror Market Value shall be less than the number obtained by (A) dividing (1) the Final Index Price by (2) the Initial Index Price and (B) subtracting 0.25; subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 10.1(k), it shall give written notice thereof to the Acquiror within two (2) Business Days of the Determination Date. During the five (5) Business Day period commencing with its receipt of such notice, Acquiror shall have the option to increase the Per Share Stock Consideration to equal the lesser of: (A) a quotient, the numerator of which is equal to the product of (1) the Initial Acquiror Market Value, (2) the Per Share Stock Consideration, and (3) the Index Ratio minus 0.25 and the denominator of which is equal to the Final Acquiror Market Value; or (B) the quotient determined by dividing the Initial Acquiror Market Value by the Final Acquiror Market Value, and multiplying such quotient by the product of the Per Share Stock Consideration and 0.75. If within such five (5) Business Day period, Acquiror delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Per Share Stock Consideration, then no termination shall have occurred pursuant to this Section 10.1(k), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Per Share Stock Consideration shall have been so modified). If Acquiror or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(k).

For purposes of this Agreement,

“Determination Date” means the first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for the consummation of the Merger have been received (disregarding any waiting period).

“Final Acquiror Market Value” means the volume weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the twenty (20) consecutive trading days immediately preceding the Determination Date.

“Final Index Price” means the average of the daily closing value of the Index for the twenty (20) consecutive trading days immediately preceding the Determination Date.

“Index” means the SNL Midwest U.S. Bank Index or, if such index is not available, such substitute or similar index as substantially replicates the SNL Midwest U.S. Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Acquiror Market Value” means $18.13, adjusted as indicated in the last sentence of Section 10.1(k).

“Initial Index Price” means the closing value of the Index as of September 4, 2020, adjusted as indicated in the last sentence of Section 10.1(k).

Section 10.2   Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that: (a) the confidentiality agreements referred to in Section 5.1(d) and Section 6.1(c), this Section 10.2, Section 10.3 and Article 11 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability resulting from a breach by that party of this Agreement.

Section 10.3   Fees and Expenses.

(a)     Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Acquiror and the Company.

(b)     If this Agreement is terminated by Acquiror pursuant to Section 10.1(g), Section 10.1(i) or by the Company pursuant to Section 10.1(h), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, the amount of $8,000,000.00 (the “Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c)     If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its stockholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) as a result of a material breach; and (ii) within six (6) months after such termination the Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within ten (10) Business Days after the execution of such definitive agreement, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(m), except that references in that Section 12.1(m) to “15%” shall be replaced by “50%.”

(d)     Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant to Section 10.3(b), Acquiror’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 10.3(b), and except as provided in Section 10.2(b) in the case of fraud or willful and material breach of this Agreement, upon payment in full of such amount, none of Acquiror or any of its Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby. The Company shall not be required to pay the Termination Fee on more than one occasion.

Article 11
MISCELLANEOUS

Section 11.1         Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

Section 11.2         Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Illinois applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Champaign County, Illinois solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

Section 11.3         Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Sections 2.1(f) and 7.5 (each of which shall be enforceable by the Company Stockholders’ Representative) and Section 6.5 (which shall be enforceable by the Indemnified Parties), nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.4         Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, there may not be, without further approval of the Company’s stockholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5         Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.6         Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror or Merger Sub, to:

First Busey Corporation

100 W. University Avenue

Champaign, Illinois 61820

Telephone:	(217) 365-4510

Facsimile:	(217) 351-6551

Attention:	Van A. Dukeman (van.dukeman@busey.com)

First Busey Corporation

100 W. University Avenue

Champaign, Illinois 61820

Telephone:	(217) 365-4500

Facsimile:	(217) 351-6551

Attention:	Jeffrey D. Jones (jeff.jones@busey.com)

with copies, which shall not constitute notice, to:

Vedder Price P.C.

222 N. LaSalle Street, Suite 2600

Chicago, Illinois 60601

Telephone:	(312) 609-7835

Facsimile:	(312) 609-5005

Attention:	Jennifer D. King (jking@vedderprice.com)

If to the Company, to:

Cummins-American Corp.

800 Waukegan Road

Glenview, Illinois 60025

Telephone:	(847) 729-1900
Attention:	Paul A. Jones (paulj@gsb.com)

Cummins-American Corp.

800 Waukegan Road

Glenview, Illinois 60025

Telephone:	(847) 729-1900
Attention:	William Jones (jonesw12356@gmail.com)

Cummins-American Corp.

800 Waukegan Road

Glenview, Illinois 60025

Telephone:	(847) 729-1900
Attention:	John Diedrich (jdiedri@aol.com)

with copies, which shall not constitute notice, to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 W. Madison Street, Suite 3900

Chicago, Illinois 60606

Telephone:	(312) 984-3100

Facsimile:	(312) 984-3150

Attention:	William Fay (bill.fay@bfkn.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by e-mail, when sent.

Section 11.7         Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the confidentiality agreements referred to in Section 5.1(d) and Section 6.1(c), constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8         Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9         Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10      Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Article 12
DEFINITIONS

Section 12.1         Definitions. The following terms, when used herein, shall have the following meanings:

(a)          “Acquiror Articles of Incorporation” means the Amended and Restated Articles of Incorporation of First Busey Corporation, as amended.

(b)          “Acquiror Bank” means Busey Bank, an Illinois state chartered bank headquartered in Champaign, Illinois, and a wholly-owned subsidiary of Acquiror.

(c)           “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

(d)          “Acquiror Board” means the board of directors of Acquiror.

(e)           “Acquiror Bylaws” means the First Busey Corporation Amended and Restated ByLaws, as amended.

(f)           “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(g)          “Acquiror Common Stock” means the common stock, $0.001 par value per share, of Acquiror.

(h)          “Acquiror Equity Award” means any outstanding stock option, stock appreciation right, restricted stock award, restricted stock unit, or other equity award granted under an Acquiror Stock Plan.

(i)           “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that, at any relevant time, would be treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(j)           “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits) publicly filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since January 1, 2018.

(k)          “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.

(l)           “Acquiror Stock Plans” means collectively the following:

(i)            First Busey Corporation Employee Stock Ownership Plan, as subsequently amended

(ii)           First Busey Corporation Profit Sharing Plan and Trust, as subsequently amended

(iii)          First Busey Corporation 2004 Stock Option Plan, as subsequently amended

(iv)          First Busey Corporation 2010 Equity Incentive Plan, as subsequently amended

(v)           First Busey Corporation Employee Stock Purchase Plan, as subsequently amended

(vi)          Pulaski Financial Corp. 2002 Stock Option Plan, as subsequently amended

(vii)         Pulaski Financial Corp. 2006 Long-Term Incentive Plan, as subsequently amended

(viii)        First Community Financial Partners, Inc. Amended and Restated 2008 Equity Incentive Plan, as subsequently amended

(ix)          First Community Financial Partners, Inc. 2016 Equity Incentive Plan

(m)         “Acquisition Proposal” means a tender or exchange offer to acquire more than 15% of the voting power in the Company or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

(n)          “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(o)          “Aggregate Company Appreciation Bonus” means $7,215,000.00, less (i) the aggregate amount of Forfeited Retention Payments, if any, and (ii) any portion of an individual bonus award listed in Item 3 of Section 5.2(b) of the Company Disclosure Schedules that has been paid to a Retention Payment Recipient in accordance with a Retention Agreement prior to Closing.

(p)          “Bank” means Glenview State Bank, an Illinois state chartered bank headquartered in Glenview, Illinois, and a wholly owned subsidiary of the Company.

(q)          “Bank Equity Appreciation Plan” means the Glenview State Bank Equity Appreciation Plan, adopted as of July 20, 1999, and as amended on June 17, 2003, January 1, 2007, December 16, 2008, December 17, 2019 and July 21, 2020, and including the awards made thereunder.

(r)            “Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank pursuant to the terms of the Bank Merger Agreement attached hereto as Exhibit D.

(s)           “Business Day” means any day except Saturday, Sunday and any day on which banks in Champaign, Illinois, or Glenview, Illinois are authorized or required by law or other government action to close.

(t)            “Closing Acquiror Common Stock Price” means the weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the twenty (20) consecutive trading days immediately preceding the Closing Date.

(u)           “Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.

(v)           “Company Articles of Incorporation” means the Articles of Incorporation of the Company, as amended.

(w)          “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof.

(x)           “Company Board” means the board of directors of the Company.

(y)           “Company Bylaws” means the Bylaws of the Company, as amended and restated.

(z)           “Company Class A Voting Common Stock” means the Class A voting common stock, $1.00 par value per share, of the Company.

(aa)         “Company Class B Non-Voting Common Stock” means the Class B non-voting common stock, $1.00 par value per share, of the Company.

(bb)        “Company Common Stock” means the Company Class A Voting Common Stock and Company Class B Non-Voting Common Stock.

(cc)         “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

(dd)        “Company Retirement Plans” means the Company Benefit Plans described in Item 1 (but excluding Item 1(d)) of Section 3.12(a) of the Company Disclosure Schedules.

(ee)         “Company Stockholder” means any stockholder of record owning shares of Company Common Stock as set forth in the Company’s stock record books.

(ff)          “Company Stockholder Approval” means the adoption and approval of this Agreement by the stockholders of the Company, in accordance with the IBCL and Company Articles of Incorporation.

(gg)        “Company Stockholders’ Representative” means Paul A. Jones.

(hh)        “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the Parent Merger; (iii) the Bank Merger, (iv) the performance by Acquiror, Merger Sub and the Company of their respective covenants and obligations under this Agreement; and (v) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and cash in exchange for shares of Company Common Stock.

(ii)           “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(jj)           “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(kk)         “Covid-19 Pandemic” means any outbreaks, epidemics or pandemics relating to the SARS-CoV-2 or Covid-19, virus, or any evolutions or mutations thereof, and the governmental and other responses thereto.

(ll)           “Covid-19 Pandemic Measures” mean any quarantine, “shelter-in-place,” “stay-at-home,” worforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Regulatory Authority, including the U.S. Centers for Disease Control and Prevention, in each case, in connection with or in response to the Covid-19 Pandemic.

(mm)       “CRA” means the Community Reinvestment Act, as amended.

(nn)        “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.

(oo)        “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(pp)        “DFPR” means the Illinois Department of Financial and Professional Regulation.

(qq)        “DOL” means the U.S. Department of Labor.

(rr)          “Election” means the election to have the provisions of Section 338(h)(10) of the Code and Treasury Regulations section 1.338(h)(10)-1, and corresponding or similar provisions of state and local law, apply to the Merger pursuant to this Agreement.

(ss)        “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

(tt)          “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

(uu)        “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(vv)        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(ww)       “FDIC” means the Federal Deposit Insurance Corporation.

(xx)          “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.

(yy)        “GAAP” means generally accepted accounting principles in the U.S., consistently applied.

(zz)         “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

(aaa)       “IBCL” means the Indiana Business Corporation Law, as amended.

(bbb)      “ICFR” means internal control over financial reporting.

(ccc)       “IRS” means the U.S. Internal Revenue Service.

(ddd)      “Immediate Family Member” means a Person’s spouse, parents, stepparents, children, stepchildren, mothers and fathers-in-law, sons and daughters-in-law, siblings, brothers and sisters-in-law, and any other Person (other than a tenant or employee) sharing such Person’s household.

(eee)       “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or the Company, as the context requires.

(fff)         “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(ggg)      “Liabilities” means any and all debts, liabilities, guarantees, endorsements, expenses, Taxes, duties, responsibilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, known or unknown, asserted or unasserted, direct or indirect, due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person, including without limitation any liability for any payroll Tax, the payment of which has been delayed pursuant to Section 2302 of the CARES Act.

(hhh)      “Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect or occurrence that, individually or together with any other event, circumstance, change, effect or occurrence: (i) is materially adverse to the business, financial condition, assets, liabilities or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided that, in the case of clause (i), there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets, and the impacts from the Covid-19 Pandemic and the related declaration of a national emergency by the President of the United States on March 13, 2020, the declaration of a public health emergency made by the United States Department of Health and Human Services on January 31, 2020, and such other similar government declarations or actions that have been made as a result of the Covid-19 Pandemic; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; and (F) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance, but not, in any such case, including the underlying causes thereof; except with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(iii)          “Merger Sub Common Stock” means the common stock, $1.00 par value per share, of Merger Sub.

(jjj)          “Minimum Company Tangible Common Equity” means $169,635,000.00, provided that such amount shall be increased by (i) the aggregate amount of Forfeited Retention Payments, if any, (ii) the amount of any receivable or similar account that may be created by the Company relating to the Aggregate Company Appreciation Bonus or the Company Officer/Director Bonuses, and (iii) the amount, if any, by which the aggregate Company Officer/Director Bonuses that have been paid at or prior to Closing is less than the aggregate amount set forth in Item 4 of Section 5.2(b) of the Company Disclosure Schedules.

(kkk)       “Nasdaq Rules” means the listing rules of the Nasdaq Global Select Market.

(lll)          “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(mmm)    “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person; provided that Ordinary Course of Business shall take into account, the commercially reasonable actions taken by a Person prior to the date of this Agreement in response to the Covid-19 Pandemic and the Covid-19 Pandemic Measures.

(nnn)      “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(ooo)      “Outstanding Company Shares” means the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

(ppp)      “Parent Merger” means the merger of the Company with and into, and under the articles of incorporation, of Acquiror pursuant to the terms of the Parent Merger Agreement attached hereto as Exhibit C.

(qqq)      “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

(rrr)         “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(sss)       “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(ttt)         “Proxy Statement” means a proxy statement/prospectus prepared by the Company and Acquiror for use in connection with the Company Stockholders’ Meeting, all in accordance with the rules and regulations of the SEC.

(uuu)      “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

(vvv)      “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries, or the Company Stockholders; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(www)    “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(xxx)        “Requisite Regulatory Approvals” means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions.

(yyy)      “SEC” means the Securities and Exchange Commission.

(zzz)        “Securities Act” means the Securities Act of 1933, as amended.

(aaaa)     “Subsidiary” with respect to any Person means an Affiliate Controlled by such Person directly or indirectly through one or more intermediaries.

(bbbb)    “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “15%” in the definition of Acquisition Proposal being treated as references to “50%” for these purposes) which Company Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisor, Piper Sandler & Co., (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

(cccc)     “Tax” or “Taxes” means any tax of any kind, including, but not limited to, any federal, state, local, or non-U.S., income tax or non-income tax, gross receipts, net receipts, license tax, lease tax, service tax, service use tax, alternative or add-on minimum tax, franchise tax, capital gains tax, value-added tax, sales tax, use tax, excise tax, property (real or personal) tax, escheat tax, production tax, ad valorem tax, payroll tax, withholding tax, employment tax, unemployment tax, severance tax, social security or similar tax, gift tax or estate tax, transfer tax, recording tax, documentary tax, levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(dddd)    “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

(eeee)     “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.

(ffff)        “U.S.” means the United States of America.

Section 12.2         Additional Definitions. Each of the following terms has the meaning specified in the Section of the Agreement set forth opposite such term:

TERM	SECTION
338(h)(10) Allocation	Section 7.5(b)
Acquiror	Preamble
Acquiror Capitalization Date	Section 4.5(a)
Acquiror Evaluation Date	Section 4.7(d)
Acquiror Financial Statements	Section 4.7(b)
Acquiror Loans	Section 4.10
Acquiror Preferred Stock	Section 4.5(a)
Agreement	Preamble
Allocation Methodology	Section 7.5(b)
Articles of Merger	Section 1.2(b)
Book Entry	Section 2.5(c)
Borrowing Affiliate	Section 5.2(b)(vi)
Burdensome Condition	Section 7.1
CARES Act	Section 3.10(c)
CIC Payment	Section 7.6(d)
Closing	Section 1.2(a)
Closing Date	Section 1.2(a)
Company	Preamble
Company Adverse Recommendation	Section 5.4
Company Capitalization Date	Section 3.5(a)
Company Employees	Section 5.2(b)(viii)
Company Estimated Closing Balance Sheet	Section 5.9(a)
Company Financial Statements	Section 3.7(a)
Company Investment Securities	Section 3.25(a)
Company Loans	Section 310(a)
Company Material Contract	Section 3.16
Company Officer/Director Bonuses	Section 2.1(e)(i)(D)
Company Permitted Exceptions	Section 3.9(b)
Company Stockholders’ Meeting	Section 5.4
Company Tangible Common Equity	Section 2.1(e)
Conversion Fund	Section 2.5(b)
Covered Employees	Section 7.6(a)
Dissenters’ Shares	Section 2.6
Effective Time	Section 1.2(b)
Environmental Condition	Section 7.7(a)
Environmental Property	Section 7.7(a)
Exchange Agent	Section 2.5(a)
Final 338(h)(10) Election	Section 7.5(b)
Final Closing Balance Sheet	Section 5.9(b)
Forfeited Retention Payment	Section 2.1(f)
Indemnified Party	Section 6.5(a)

TERM	SECTION
Letter of Transmittal	Section 2.5(c)
Merger	Recitals
Merger Sub	Preamble
Net Remediation Costs	Section 7.7(c)
New Plans	Section 7.6(b)
Objections Statement	Section 7.5(b)
Old Plans	Section 7.6(c)
Owned Environmental Property	Section 7.7(c)
Per Share Cash Consideration	Section 2.1(a)(i)
Per Share Merger Consideration	Section 2.1(a)(ii)
Per Share Stock Consideration	Section 2.1(a)(ii)
Phase I Report	Section 7.7(a)
Phase II Survey	Section 7.7(b)
Phase II Survey Report	Section 7.7(b)
Previously Disclosed	Section 12.3(b)
Q Sub	Section 3.11(q)
Retention Agreement	Section 2.1(f)
Retention Payment Recipient	Section 2.1(f)
S Corp	Section 3.11(a)
Section 409A	Section 3.12(n)
Special Dividend	Section 2.1(c)
Special Dividend Amount	Section 2.1(c)
Surviving Entity	Recitals
Termination Date	Section 10.1(e)
Termination Fee	Section 10.3(b)
Total Cash Consideration	Section 2.1(a)(i)
Total Payments	Section 7.6(e)
Unpaid Aggregate Company Appreciation Bonus	Section 2.1(f)

Section 12.3        Principles of Construction.

(a)          In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to”; (vii) “or” is not exclusive; (viii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (ix) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (x) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (xi) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b)          The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules”, respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, “Previously Disclosed” means, with respect to the Company, information set forth by the Company in the Company Disclosure Schedules and, with respect to Acquiror, information set forth by Acquiror in the Acquiror Disclosure Schedules, or, with respect to any of the representations and warranties set forth in Article IV, other than those set forth in Sections 4.3, 4.4, 4.17, 4.18 and 4.19, as disclosed in any Acquiror SEC Report filed or furnished to the SEC prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risks set forth in any “forward looking statements” disclosures or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

(c)          All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d)          With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:			COMPANY:

FIRST BUSEY CORPORATION			CUMMINS-AMERICAN CORP.

By:	/s/ Van A. Dukeman		By:	/s/ Paul A. Jones
	Name:	Van A. Dukeman		Name:	Paul A. Jones
	Title:	Chairman, President and Chief Executive Officer		Title:	Chief Executive Officer

MERGER SUB:

ENERGIZER ACQUISITION CORP.

By:	/s/ Van A. Dukeman
	Name:	Van A. Dukeman
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A—FORM OF VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of January [•], 2021, among FIRST BUSEY CORPORATION, a Nevada corporation (“Acquiror”), CUMMINS-AMERICAN CORP., an Indiana corporation (the “Company”), and those stockholders of the Company whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of the Company (such stockholders collectively referred to in this Agreement as the “Principal Stockholders,” and individually as a “Principal Stockholder”).

RECITALS

A.           As of the date hereof, each Principal Stockholder is the owner or controls the vote of the number of shares of the Company’s common stock, $1.00 par value per share (“Company Stock”), as is set forth opposite such Principal Stockholder’s name on the signature page attached hereto.

B.            Acquiror is contemplating the acquisition of the Company by means of a merger of Energizer Acquisition Corp., a wholly-owned subsidiary of Acquiror (“Merger Sub”) with and into the Company (the “Merger”), and the subsequent merger of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger dated as of January [•], 2021 (the “Merger Agreement”), among Acquiror, Merger Sub and the Company, the form of which has been made available to each of the Principal Stockholders.

C.            Acquiror and the Company are unwilling to expend the substantial time, effort and expense necessary to implement the Merger, including applying for and obtaining necessary approvals of regulatory authorities, unless all of the Principal Stockholders enter into this Agreement.

D.            Each Principal Stockholder believes it is in his or her best interest as well as the best interest of the Company for Acquiror and the Company to consummate the Merger.

AGREEMENTS

In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, and as an inducement to Acquiror and the Company to enter into the Merger Agreement and to incur the expenses associated with the Merger, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the Merger Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.3 of the Merger Agreement.

Section 2. Representations and Warranties. Each Principal Stockholder represents and warrants that as of the date hereof, such Principal Stockholder:

(a)  owns beneficially and of record the number of shares of Company Stock as is set forth opposite such Principal Stockholder’s name on the signature page attached hereto;

Exhibit A

(b)  has the sole, or joint with any other Principal Stockholder, voting power with respect to such shares of Company Stock; and

(c)  has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Stockholder, and is enforceable against such Principal Stockholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3. Voting Agreement. Each Principal Stockholder hereby agrees that at any meeting of the Company’s stockholders however called, and in any action by written consent of the Company’s stockholders, such Principal Stockholder shall vote, or cause to be voted, all shares of Company Stock now or at any time hereafter owned or controlled by such Principal Stockholder at the time of such meeting of the Company’s stockholders:

(a)  in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;

(b)  against any Acquisition Proposal involving any party other than Acquiror or an Affiliate of Acquiror; and

(c)  against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.

Section 4. Additional Covenants. Except as required by law, each Principal Stockholder agrees that such Principal Stockholder will:

(a)  not, and will not permit any of such Principal Stockholder’s Affiliates prior to the Effective Time to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Company Stock owned of record or beneficially by such Principal Stockholder, whether such shares of Company Stock are owned of record or beneficially by such Principal Stockholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (iv) as Acquiror may otherwise agree in writing;

(b)  not vote or execute any written consent to rescind or amend in any manner any prior vote or written consent to approve or adopt the Merger Agreement or any of the Contemplated Transactions;

(c)  use such Principal Stockholder’s best efforts to cause any necessary meeting of the Company’s stockholders to be duly called and held, or any necessary consent of stockholders to be obtained, for the purpose of approving or adopting the Merger Agreement and the Contemplated Transactions;

Exhibit A

(d)  cause any of such Principal Stockholder’s Affiliates to cooperate fully with Acquiror in connection with the Merger Agreement and the Contemplated Transactions; and

(e)  execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to effectuate and comply with such Principal Stockholder’s obligations under this Agreement.

Section 5. No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Company Stock. All rights, ownership and economic benefits of and relating to the Company Stock shall remain and belong to the applicable stockholder and Acquiror shall have no power or authority to direct any stockholder in the voting of any of the Company Stock or the performance by any stockholder of its duties or responsibilities as a stockholder of the Company, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting Acquiror a proxy to vote the Company Stock subject to this Agreement.

Section 6. Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the Merger Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the favorable vote of Company Stockholders with respect to approval of the Merger Agreement; (c) the date, if any, on which the Company publicly discloses, or notifies Acquiror in writing, that the board of directors of the Company has withdrawn, qualified or adversely modified its recommendation to the stockholders of the Company that the Company’s stockholders vote in favor of the approval of the Merger Agreement, in each case because the board of directors of the Company has determined in good faith, after consultation with outside counsel, that to, or to continue to, recommend the approval of the Merger Agreement to the Company’s stockholders would result in a violation of its fiduciary duties under applicable law; or (d) December 31, 2021.

Section 7. Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and all of the Principal Stockholders.

Section 8. Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the Merger Agreement and any written agreements related thereto. Except for the Merger Agreement, this Agreement supersedes any agreements among any of the Company, its stockholders or Acquiror concerning the acquisition, disposition or control of any Company Stock.

Section 9. Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

Exhibit A

Section 10. Informed Action. Each Principal Stockholder acknowledges that such Principal Stockholder has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Stockholder further acknowledges that such Principal Stockholder has received a copy of the form of Merger Agreement and is familiar with its terms.

Section 11. Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 12. Counterparts; Facsimile/PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by facsimile, portable data file (pdf), or other electronic signature, including DocuSign, and any such signature shall be of the same force and effect as an original signature.

Section 13. Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Illinois applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

Section 14. Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Stockholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Stockholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.

Section 15. Directors’ Duties. The parties hereto acknowledge that each Principal Stockholder is entering into this Agreement solely in such Principal Stockholder’s capacity as a stockholder of the Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Principal Stockholder or any of such Principal Stockholder’s representatives, in his or her capacity as a director and/or officer of the Company and/or the Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity. Furthermore, no Principal Stockholder makes any agreement or understanding herein in such Principal Stockholder’s capacity, or on behalf of any of such Principal Stockholder’s representatives in his or her capacity, as a director and/or officer of the Company and/or the Bank. For the avoidance of doubt, nothing in this Section 15 (but without limiting Section 6) shall in any way limit, modify or abrogate any of the obligations of the Principal Stockholders hereunder to vote the shares owned by such Principal Stockholders in accordance with the terms of this Agreement and not to transfer any shares except as permitted by this Agreement.

Exhibit A

Section 16. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

[The remainder of this page is left intentionally blank]

[Signature page follows]

Exhibit A

IN WITNESS WHEREOF, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers or authorized representatives, on the day and year first written above.

ACQUIROR:			COMPANY:

FIRST BUSEY CORPORATION			CUMMINS-AMERICAN CORP.

By:			By:
	Name:	Van A. Dukeman		Name:	Paul A. Jones
	Title:	Chairman, President and Chief Executive Officer		Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

PRINCIPAL STOCKHOLDERS	SHARES OWNED

___	__

___	__

___	__

[Signature Page to Voting and Support Agreement – Continued]

EXHIBIT C—FORM OF PARENT MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER OF
CUMMINS-AMERICAN CORP.
WITH AND INTO
FIRST BUSEY CORPORATION

This Agreement and Plan of Merger (this “Agreement”) dated as of January [•], 2021, adopted and made by and between FIRST BUSEY CORPORATION, a Nevada corporation (“Acquiror”), and CUMMINS-AMERICAN CORP., an Indiana corporation (“Company”).

W I T N E S E T H:

WHEREAS, Energizer Acquisition Corp. is an Indiana corporation (“Merger Sub”), all of the issued and outstanding shares of which are owned as of the date hereof directly by Acquiror;

WHEREAS, Acquiror, the Company and Merger Sub have entered into an Agreement and Plan of Merger, dated as of January [•], 2021 (the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into the Company, with the Company being the surviving company as a wholly owned subsidiary of Acquiror (the “Merger”);

WHEREAS, the Merger Agreement contemplates that, immediately after the Merger, the Company will merge with and into Acquiror, with Acquiror being the surviving corporation (the “Parent Merger”); and

WHEREAS, prior to the Merger, the respective Boards of Directors of the Company and Acquiror have determined that the transactions contemplated by the Merger Agreement, including the Parent Merger, are advisable and in the best interests of Company and Acquiror, respectively, and the Boards of Directors of the Company and Acquiror have authorized and approved the execution and delivery of this Agreement by their respective officers.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE 1
MERGER

Subject to the terms and conditions of this Agreement, on the Effective Date (as hereinafter defined), immediately following the Merger, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effect provided in, the Nevada Revised Statutes governing business corporations, limited liability companies and mergers of business entities (NRS Sections 78.010 et seq., 86.011 et seq., and 92A.005 et seq., respectively) (the “NRS”) and the Indiana Business Corporation Law of the State of Indiana (the “IBCL”). On the Effective Date, the separate existence of the Company shall cease, and Acquiror, as the surviving corporation (the “Surviving Corporation”), shall continue unaffected and unimpaired by the Parent Merger, and shall be liable for all the liabilities of the Company existing as of the Effective Date. Notwithstanding anything herein to the contrary, the Parent Merger shall not occur until the Merger occurs.

Exhibit C

ARTICLE 2
CERTIFICATE OF INCORPORATION AND BY-LAWS

The Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws of Acquiror in effect immediately prior to the Effective Date shall be the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws of the Surviving Corporation, in each case until amended in accordance with applicable law.

ARTICLE 3
BOARD OF DIRECTORS AND OFFICERS

On the Effective Date, the Board of Directors of the Surviving Corporation shall consist of those persons serving as directors of Acquiror immediately prior to the Effective Date, and the officers of the Surviving Corporation shall consist of those persons serving as officers of Acquiror immediately prior to the Effective Date.

ARTICLE 4
CAPITAL

The shares of capital stock of Acquiror issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding and unaffected by the Parent Merger.

The shares of capital stock of the Company held by Acquiror immediately after the Merger and immediately prior to the Effective Date shall, on the Effective Date, by virtue of the Parent Merger, and without any action on the part of the holder thereof, be canceled and retired, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

ARTICLE 5
EFFECTIVE DATE OF THE PARENT MERGER

The Parent Merger shall be effective at the time and date set forth in the certificate of merger and articles of merger filed in connection with the Parent Merger with the Secretary of State of the State of Nevada and the Secretary of State of the State of Indiana in accordance with the provisions of, and with the effect provided in, the NRS and the IBCL, respectively, such date and time to immediately follow the Merger (such date and time being herein referred to as the “Effective Date”).

ARTICLE 6
FURTHER ASSURANCES

If at any time the Surviving Corporation shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Corporation title to any property or rights of the Company, or otherwise carry out the provisions hereof, the proper officers and directors of the Company, as of immediately following the Merger and prior to the Parent Merger, and thereafter the officers of the Surviving Corporation acting on behalf of the Company shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise carry out the provisions hereof. Acquiror, in its capacity as the sole shareholder of the Company as of immediately following the Merger and immediately prior to the Parent Merger, shall adopt and approve this Agreement and the transactions contemplated hereby, including the Parent Merger.

Exhibit C

ARTICLE 7
TERMINATION

Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall terminate automatically with no further action by either party in the event that the Merger Agreement is terminated.

ARTICLE 8
AMENDMENTS

Before the Merger, any provision of this Agreement may be amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law.

ARTICLE 9
GOVERNING LAW

This Agreement is governed by, and will be interpreted in accordance with, the laws of the State of Nevada applicable to contracts made and to be performed entirely within that State.

ARTICLE 10
COUNTERPARTS

This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

* * *

Exhibit C

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers as of the day and year first above written.

FIRST BUSEY CORPORATION			CUMMINS-AMERICAN CORP.

By:			By:
	Name:	Van A. Dukeman		Name:	Paul A. Jones
	Title:	Chairman, President and Chief Executive Officer		Title:	Chief Executive Officer

[Signature Page to Parent Merger Agreement]

EXHIBIT D—FORM OF STATUTORY BANK MERGER AGREEMENT

THIS BANK MERGER AGREEMENT (this “Agreement”) is made as of January [•], 2021, between BUSEY BANK, an Illinois chartered non-member bank headquartered in Champaign, Illinois (“Busey,” or where appropriate, the “Continuing Bank”), and GLENVIEW STATE BANK, an Illinois chartered non-member bank headquartered in Glenview, Illinois (“Glenview State Bank”).

RECITALS

A.            As of [•], 2020, Busey had capital stock outstanding of $[•], divided into [•] shares of issued and outstanding common stock, $10.00 par value per share, surplus of approximately $[•] billion, retained earnings of approximately $[•] million and accumulated other comprehensive income (loss) of approximately $[•].

B.            As of [•], 2020, Glenview State Bank had capital stock outstanding of $[•], divided into [•] shares of issued and outstanding common stock, $10.00 par value per share, surplus of approximately $[•] million, retained earnings of approximately $[•] million and accumulated other comprehensive income (loss) of approximately $[•].

C.            First Busey Corporation, a Nevada corporation with its main office in Champaign, Illinois (“Acquiror”), is the sole stockholder of Busey, and at the time of the merger of Glenview State Bank with and into, and under the charter of, Busey (the “Bank Merger”), will be the sole shareholder of Glenview State Bank.

D.            Pursuant to that certain Agreement and Plan of Merger, dated as of January [•], 2021 (the “Holding Company Agreement”), by and among Acquiror, Energizer Acquisition Corp., an Indiana corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and Cummins-American Corp., an Indiana corporation with its main office in Glenview, Illinois, and the sole stockholder of Glenview State Bank (the “Company”), Merger Sub will be merged with and into the Company and as a result of such merger, the Company will become a wholly-owned subsidiary of Acquiror (the “Holding Company Merger”).

E.            Following the effectiveness of the Holding Company Merger, Glenview State Bank is to be merged with and into Busey, with Busey as the surviving bank and a wholly owned subsidiary of Acquiror.

F.            Upon the consummation of the Bank Merger, the Continuing Bank will have capital stock outstanding of $[•], divided into [•] shares of issued and outstanding common stock, $10.00 par value per share, and the assets, liabilities, surplus and retained earnings set forth on the pro forma financial statement attached as SCHEDULE A.

G.            Each of the boards of directors and the sole stockholders of Busey and Glenview State Bank, respectively, have approved this Agreement and authorized its execution.

AGREEMENTS

IN CONSIDERATION OF THE FOREGOING PREMISES, and the mutual covenants herein contained and for the purpose of prescribing the terms and conditions of the Bank Merger, the manner of carrying the same into effect, the treatment of Glenview State Bank’s common stock and such other details and provisions as are deemed necessary or desirable, the parties hereby agree as follows:

Exhibit D

ARTICLE 1

GENERAL

Section 1.1 The Bank Merger. Pursuant to the terms and conditions of this Agreement and the provisions of Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. §1828(c)), and Section 5/22 of Chapter 205 of the Illinois Compiled Statutes, Glenview State Bank shall be merged into, and under the charter of, Busey, and Busey shall be the Continuing Bank.

Section 1.2 Effective Time. The Bank Merger shall become effective at such time upon satisfaction of all requirements of law and the terms and conditions specified in this Agreement, including, among other conditions, receipt of the approval of the Federal Deposit Insurance Corporation (the “FDIC”) and the Illinois Department of Financial and Professional Regulation (the “DFPR”) and, if appropriate, approvals of other bank regulatory agencies. The time of such effectiveness is referred to in this Agreement as the “Effective Time.”

Section 1.3 Name, Offices, Charter and Bylaws of the Continuing Bank.

(a)            The name of the Continuing Bank shall be “Busey Bank” as a result of the Bank Merger;

(b)            The principal office and place of business of Busey at 100 West University Avenue, Champaign, Illinois 61820, shall be the established and authorized principal office and place of business of the Continuing Bank. The branch offices of Busey shall be operated as branches of the Continuing Bank, and the main and branch offices of Glenview State Bank shall be established and authorized as branch offices of the Continuing Bank, except as determined by the board of directors of Busey; and

(c)            The charter and bylaws, respectively, of Busey as in effect immediately prior to the Effective Time shall be the charter and bylaws of the Continuing Bank from and after the Effective Time, until amended in accordance with applicable law.

Section 1.4 Board of Directors. The Board of Directors of the Continuing Bank shall consist of those persons as set forth in EXHIBIT A attached hereto. Each director shall hold office from and after the time of his or her qualification as a director of the Continuing Bank and until his or her successor is elected and has qualified.

Section 1.5 Senior Executive Officers. The senior executive officers of the Continuing Bank shall consist of those persons as set forth in EXHIBIT B attached hereto, each to hold office in accordance with the bylaws of the Continuing Bank as in effect at and after the Effective Time.

Exhibit D

ARTICLE 2

TREATMENT OF COMMON STOCK
AND CAPITALIZATION OF THE CONTINUING BANK

Section 2.1 Treatment of Common Stock. The treatment of the shares of common stock of each of Busey and Glenview State Bank shall be as follows:

(a)            Each of the [•] shares of Glenview State Bank common stock, par value $10.00 per share, outstanding immediately prior to the Effective Time shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled as of the Effective Time.

(b)            Each of the [•] shares of Busey common stock, par value $10.00 per share, outstanding immediately prior to the Effective Time shall remain outstanding and shall not be changed or affected in any way by the Bank Merger. After the Effective Time, each certificate representing such shares shall remain outstanding and shall represent the same number of shares of common stock of the Continuing Bank as it represented of Busey immediately prior to the Effective Time.

Section 2.2 Capitalization of the Continuing Bank. At the Effective Time, Continuing Bank will have capital stock of $[•], divided into [•] shares of common stock, par value of $10.00 per share. As of [•], 2020, the capital accounts of the Continuing Bank would have been as set forth on the pro forma financial statement attached as SCHEDULE A.

ARTICLE 3
EFFECT OF THE BANK MERGER UPON GLENVIEW STATE BANK AND BUSEY

Section 3.1 General. Except as specifically set forth herein, at the Effective Time, the identity, existence, purposes, powers, objects, franchises, privileges, rights and immunities of Busey shall continue unaffected and unimpaired by the Bank Merger and the corporate franchise, existence and rights of Glenview State Bank shall be merged with and into the Continuing Bank. The separate existence and corporate organization of Glenview State Bank and Busey, except insofar as either may be continued by statute, shall cease at the Effective Time. The Continuing Bank shall at and after the Effective Time possess all of the rights, privileges, immunities, powers and franchises, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar or transfer agent of stocks and bonds, guardian, conservator, assignee, receiver, and in every other fiduciary capacity, in the same manner and to the same extent as was held or enjoyed by Glenview State Bank and Busey at the Effective Time.

Section 3.2 Properties of the Continuing Bank. At the Effective Time, all property, real, personal and mixed, and all debts due on whatever account and all other choses in action and all and every other interest, of or belonging to, or due to, Glenview State Bank and Busey, shall be taken and deemed to be transferred to and vested in the Continuing Bank without further act or deed, and the title to all real estate, or any interest therein, under the laws of Illinois or of any other state or of the United States, vested in Glenview State Bank and Busey shall vest in the Continuing Bank and shall not revert or be in any way impaired by reason of the Bank Merger. Glenview State Bank and Busey shall execute all such instruments of transfer, if any, as shall be necessary under the laws of the State of Illinois or of any other state or of the United States to vest all the right, title and interest of Glenview State Bank and Busey in and to its assets in the Continuing Bank.

Exhibit D

Section 3.3 Liabilities of the Continuing Bank. The Continuing Bank at and after the Effective Time shall be responsible and liable for and assume all of the liabilities, deposits, contracts and obligations of Glenview State Bank and Busey in the same manner and to the same extent as if the Continuing Bank had itself incurred the same or contracted therefor, and any claim existing or action or proceeding pending by or against Glenview State Bank and Busey may be prosecuted to judgment as if the Bank Merger had not taken place, or the Continuing Bank may be substituted in place of Glenview State Bank and Busey. Neither the rights of creditors nor any liens upon the property of Glenview State Bank and Busey shall be impaired by reason of the Bank Merger, but such liens shall be limited to the property upon which they were liens immediately prior to the Effective Time.

ARTICLE 4

CONDITIONS

Section 4.1 Conditions to Consummation. This Agreement is subject to, and consummation of the Bank Merger herein provided for, is conditioned upon the fulfillment prior to the Effective Time of each of the following conditions:

(a)            approval of this Agreement by the affirmative vote of all the holders of the outstanding shares of common stock of Busey and Glenview State Bank;

(b)            consummation of the transactions contemplated by the Holding Company Agreement, including without limitation, the Holding Company Merger; and

(c)            procurement of all other actions, consents, approvals or rulings, governmental or otherwise, and satisfaction of all other requirements of law (including, without limitation, the approval of the FDIC and the DFPR) which are, or in the opinion of counsel for Busey or Glenview State Bank may be, necessary to permit or enable the Continuing Bank, upon and after the Bank Merger, to conduct all or any part of the business and activities of Busey or Glenview State Bank in the manner in which such business and activities were conducted by each of them prior to the Bank Merger.

ARTICLE 5

TERMINATION

Notwithstanding anything herein to the contrary, this Agreement may be terminated by agreement of the parties and shall automatically terminate, without any action by either party hereto, immediately upon the termination of the Holding Company Agreement.

Exhibit D

ARTICLE 6

MISCELLANEOUS

Section 6.1 Expenses. Whether or not the Bank Merger is approved, the parties to this Agreement shall pay expenses incurred by each of them, respectively, in connection with the transactions contemplated herein, and each of the parties shall pay their proportionate share of all examination expenses as may be incurred by the DFPR in connection with the Bank Merger.

Section 6.2 Counterparts; Captions. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 6.3 Amendment. At any time before or after approval and adoption hereof by the respective shareholders of Busey and Glenview State Bank, this Agreement may be amended by agreement between Busey and Glenview State Bank.

Section 6.4 Governing Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Illinois, except as otherwise required.

Section 6.5 Dividends. Except as may otherwise be provided in the Holding Company Agreement, the parties shall continue to pay dividends in accordance with their current practices during the period between the date this Agreement is executed and the date of the consummation of the Bank Merger contemplated herein.

[SIGNATURE PAGE FOLLOWS]

Exhibit D

IN WITNESS WHEREOF, Busey Bank and Glenview State Bank have caused this Agreement to be executed in counterparts by their duly authorized officers as of the date first above written.

BUSEY BANK		GLENVIEW STATE BANK

By:		By:
	Robin N. Elliott		Paul A. Jones
	President and Chief Executive Officer		Title: Chief Executive Officer

[Signature Page to Bank Merger Agreement]

Exhibit 99.1

FOR IMMEDIATE RELEASE

January 19, 2021

First Busey Corporation and Cummins-American Corp. to Merge

First Busey to Further Enhance

Market Presence in the Chicagoland MSA

CHAMPAIGN, IL and GLENVIEW, IL—First Busey Corporation (Busey) (NASDAQ:BUSE), the holding company for Busey Bank, and Cummins-American Corp. (CAC), the holding company for Glenview State Bank (GSB), today jointly announced the signing of a definitive agreement pursuant to which Busey will acquire CAC and GSB through a merger transaction. The partnership will enhance Busey’s existing deposit, commercial banking and wealth management presence in the Chicago-Naperville-Elgin, IL-IN-WI Metropolitan Statistical Area (MSA). Through this transaction, Busey’s deposit share ranking improves from #32 to #20 in this MSA. Chicagoland is the largest MSA in Illinois and the Midwest. The Chicagoland MSA includes the Illinois Counties of Cook, DuPage, Will, McHenry, Grundy, Lake, Kane, Kendall and DeKalb; Kenosha County in Wisconsin; and the Indiana Counties of Lake, Porter, Jasper and Newton. Additionally, this partnership solidifies Busey Bank’s position as #14 in total deposit market share across the state of Illinois and also positions Busey Bank as #4 in deposit share for banks headquartered in Illinois.

Under the terms of the merger agreement, CAC’s shareholders will have the right to receive 444.4783 shares of First Busey’s common stock and $27,969.67 in cash for each share of common stock of CAC with total consideration to consist of approximately 73% cash and 27% stock. Based upon the closing price of Busey’s common stock of $23.54 on January 15, 2021, the implied per share purchase price is $38,432.69 with an aggregate transaction value of approximately $190.8 million. The transaction is expected to close in the second quarter of 2021, subject to customary closing conditions and required approvals, including the approval of CAC’s shareholders of the transaction.

It is anticipated GSB will be merged with and into Busey Bank at a date following the completion of the merger. At the time of the bank merger, GSB banking centers will become branches of Busey Bank. The combined pro forma franchise will serve customers through more than 70 full-service locations, including 60 branches across Illinois, as well as 10 in Missouri, four in Florida and one in Indiana, and will have combined assets of $11.9 billion, $7.6 billion in gross loans, $9.8 billion in deposits and over $10.6 billion in wealth assets under management.

GSB was founded in 1921 and operates as a privately held, locally owned and operated commercial bank headquartered in Glenview, Illinois. GSB currently employs 150 associates and has seven branch locations in the Chicagoland MSA: Glenview (4), Northbrook, Northfield and Mount Prospect. GSB is dedicated to its founding principles by being actively involved in the communities it serves and providing exceptional personal service delivered by experienced local professionals.

Busey Chairman, President and Chief Executive Officer Van A. Dukeman said, “Being a strong, local community bank for the communities we serve remains a top priority to both Busey and Glenview State Bank. We believe this strategic merger will benefit our clients through enhanced capabilities and products in commercial banking, wealth management and depository services. In addition, a growing, dynamic organization presents more professional growth opportunities for our associates. We remain committed to providing premier service in the communities where we work and live.”

GSB Chairman and Chief Executive Officer Paul A. Jones shared, “The Busey organization is founded on premier, personal service provided by outstanding, local associates; therefore, we believe Busey is the right strategic partner to continue Glenview State Bank’s customer- and community-focus and to help shape the future for the NorthShore and Northwest communities for whom we remain committed to serving. We are pleased Glenview State Bank customers will continue to experience service excellence, while benefitting from an expanded array of sophisticated commercial, consumer and wealth management services and capabilities.”

Both companies support and value an engaged and empowered workforce and are committed to building a premier, service-oriented, community banking experience. Busey has been named among American Banker’s Best Banks to Work For since 2016; voted as one of the Best Places to Work in Illinois by associates since 2016; listed among the 2018 and 2019 Best-In-State Banks for Illinois by Forbes—in addition to various wellness, training and development, philanthropic and other workplace awards.

Vedder Price P.C. served as legal counsel and Stephens Inc. served as financial advisor to Busey. Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel and Piper Sandler & Co. served as financial advisor to Cummins-American Corp.

Corporate Profile

As of September 30, 2020, First Busey Corporation was a $10.5 billion financial holding company headquartered in Champaign, Illinois.

Busey Bank had total assets of $10.5 billion as of September 30, 2020 and is headquartered in Champaign, Illinois. Busey Bank currently has 53 banking centers serving Illinois, ten banking centers serving Missouri, four banking centers serving southwest Florida and a banking center in Indianapolis, Indiana. Through Busey Bank’s Wealth Management division, the Company provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of September 30, 2020, assets under care were approximately $9.5 billion. Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately 27 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 4,220 agent locations in 46 states. More information about FirsTech, Inc. can be found at firstechpayments.com.

Busey Bank was named among Forbes’ 2019 Best-In-State Banks—one of five in Illinois and 173 from across the country, equivalent to 2.8% of all U.S. banks. Best-In-State Banks are awarded for exceptional customer experiences as determined by a survey sample of 25,000+ banking customers who rate banks on trust, terms and conditions, branch services, digital services and financial advice.

For more information about Busey Bank, visit busey.com.

About Cummins-American Corp.

Cummins-American Corp. is the holding company for Glenview State Bank, a privately held, locally owned and operated bank established in 1921 – currently with nearly 150 associates and seven branch locations in the Chicago-Naperville-Elgin, IL-IN-WI Metropolitan Statistical Area (MSA). Glenview State Bank is committed to personal service and honest solutions, by being actively involved in the communities it serves.

CONTACTS:

Jeffrey D. Jones, EVP & CFO	Amy L. Randolph, EVP & Chief of Staff
First Busey Corporation	First Busey Corporation
(217) 365-4500	(217) 365-4500
jeff.jones@busey.com	amy.randolph@busey.com

Special Note Concerning Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“First Busey”) and Cummins-American Corp. (“CAC”).  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and CAC’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor CAC undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and CAC to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and CAC will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of CAC with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of CAC’s shareholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), or other adverse external events that could cause economic deterioration or instability in credit markets; (x) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and CAC’s general business; (xi) changes in accounting policies and practices, including CECL, which changed how First Busey estimates credit losses; (xii) changes in interest rates and prepayment rates of First Busey’s and CAC’s assets (including the impact of the London Inter-bank Offered Rate phase-out); (xiii) increased competition in the financial services sector and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or employees; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of CAC; (xviii) unexpected outcomes of existing or new litigation involving First Busey or CAC; and (xix) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning First Busey and its business, including additional factors that could materially affect First Busey’s financial results, are included in First Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of CAC that also constitutes a prospectus of First Busey, which, when finalized, will be sent to the shareholders of CAC seeking their approval of the respective merger-related proposals. CAC’s shareholders are advised to read the Registration Statement on Form S-4 and the related proxy statement/prospectus, as well as any amendments or supplements to those documents and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, when they become available because they will contain important information about First Busey, CAC and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and CAC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4556, or from CAC, upon written request to Cummins-American Corp., 800 Waukegan Road, Glenview, Illinois 60025 Attn: Corporate Secretary, or by calling (847) 729-1900.

Participants in this Transaction

First Busey, CAC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of CAC in connection with the proposed transaction under the rules of the SEC. Information about First Busey’s directors and officers may be found in First Busey’s definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 9, 2020, a copy of which can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, including CAC’s officers and directors, will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

###

Exhibit 99.2

January 19, 2021

STRENGTHENING OUR CHICAGOLAND PRESENCE

Busey FIRST BUSEY CORPORATION / THE GLENVIEW STATE BANK SINCE 1921 • Believe in a Better Way

A wholly-owned subsidiary of Cummins-American Corp.

STRENGTHENING OUR CHICAGOLAND PRESENCE January 19 , 2021 / A w holly - owned subsidiary of Cummins - American Corp.

2 2 Special Note Concerning Forward - Looking Statements This communication may contain forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fi rst Busey and Cummins - American Corp. (“CAC”). Forward - looking statements, which may be based upon beliefs, expectations and assumptions of First Busey's and CAC’s management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "wou ld, " "could," "should" or other similar expressions. Additionally, all statements in this Current Report on Form 8 - K, including forwa rd - looking statements, speak only as of the date they are made, and neither First Busey nor CAC undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and CAC to control or predict, could cause actual results to differ materially from those in its forward - looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of t he proposed transaction between First Busey and CAC will not be realized or will not be realized within the expected time period ; ( ii) the risk that integration of operations of CAC with those of First Busey will be materially delayed or will be more costly or di fficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of CAC’s shareholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of re qui red regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of th e announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction m ay be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength o f t he local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant nego tia tion of trade agreements, trade wars and other changes in trade regulations); (ix) the economic impact of any future terrorist thr eat s or attacks, widespread disease or pandemics (including the COVID - 19 pandemic in the United States), or other adverse external events that could cause economic deterioration or instability in credit markets; (x) changes in state and federal laws, regul ati ons and governmental policies concerning First Busey's and CAC’s general business; (xi) changes in accounting policies and practi ces , including CECL, which changed how First Busey estimates credit losses; (xii) changes in interest rates and prepayment rates o f First Busey's and CAC’s assets (including the impact of the London Inter - bank Offered Rate phase - out); (xiii) increased competition in the financial services sector and the inability to attract new customers; (xiv) changes in technology and the abi lity to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or employees; (xvi) changes i n consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of CAC; (xviii) unexpected outcomes o f existing or new litigation involving First Busey or CAC; and (xix) the economic impact of exceptional weather occurrences suc h a s tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward - looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and its business, including additional factors that could materially affect Fir st Busey's financial results, are included in First Busey's filings with the SEC.

3 3 Additional Information Additional Information and Where to Find It First Busey will file a registration statement on Form S - 4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of CAC that also constitutes a prospectus of First Busey, which, when finalized, will be sent to the shareholders of CAC seeking their approval of the respective merger - related proposals. CAC’s shareholders are advised to read the Registration Statement on Form S - 4 and the related proxy statement/prospectus, as well as any amendments or supplements to those documents and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, when they become available because they will contain important information about First Busey, CAC and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and CAC can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey's website at www.busey.com under the tab "Investors Relations" and then unde r "SEC Filings." Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365 - 4556, or from CAC, upon written request to Cummins - American Corp., 800 Waukegan Road, Glenview, Illinois 60025 Attn: Corporate Secretary, or by calling (847) 729 - 1900. Participants in this Transaction First Busey, CAC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of CAC in connection with the proposed transaction under the rules of the SEC. Information about First Busey's directors and officers may be found in First Busey’s definitive proxy statement relating to i ts 2020 Annual Meeting of Stockholders filed with the SEC on April 9, 2020, a copy of which can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, including CAC’s officers and directors, will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes availab le. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to bu y any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities sh all be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4 4 Non - GAAP Financial Measures This document contains financial information determined other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Management uses these “non - GAAP” measures in its analysis of the Company’s performance. Management also believes that these non - GAAP financial measures allow for better comparability of period to period operating performance. Additionally, the Company believes this information is utilized by regulators and market analysts to evaluate a company’s financial condition, and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non - GAAP performance measures that may be presented by other companies. A reconciliation of the non - GAAP measures used in this document to the most directly comparable GAAP measures is provided beginning on page 16 of this document. For more details on the Company’s non - GAAP measures, refer to the Company’s Annual Report on Form 10 - K for the year ended December 31, 2019 and the Company’s Quarterly Report on Form 10 - Q for the quarter ended September 30, 2020 .

Overview of First Busey Corporation (BUSE)

Company Overview

Branch Map

Sarasota
FLORIDA
Sebring
Port Charlotte
Cape Coral
Chicago
Sea of Evanescence
Joliet
Ottawa
Kankakee
Gary
La Porte
South Bend
Goshen
Valparaiso
Warsaw
Logansport
Kokomo
Lafayette
Peoria
Pekin
Bloomington
ILLINOIS
Pontiac
Macomb
Keokuk
Kirksville
Quincy
Rushville
Lincoln
Urbana
Danville
Crawfordsville
Anderson
Indianapolis
Springfield
Jacksonville
Macon
Charleston
Paris
Terre Haute
INDIANA
Bloomington
Effingham
Robinson
Bedford
Columbia
Vandalia
Olney
Vincennes
Jefferson City
Salem
Clinton
Dixon

Primary Business Segments

Commercial Banking

BuseyBANK

Wealth Management

Busey WEALTH MANAGEMENT

Payment Processing

firstech

(1) Non-GAAP calculation, see Appendix.

Financial Highlights

5

5 5 Overview of First Busey Corporation (BUSE) Company Overview Branch Map Primary Business Segments Financial Highlights Commercial Banking Wealth Management Payment Processing • Illinois state chartered bank, organized in 1868 • Bank offers full suite of diversified financial products and services for consumers and businesses • 68 branch locations, serving four state footprint • Provides premier wealth and asset management services for individuals and businesses • $9.50bn Assets Under Care • Provides comprehensive and innovative payment processing capabilities • Solutions tailored for online, mobile, walk - in, CSR, direct debit, lockbox, auto phone pay, VerID • 27 million transactions per year • 150+ year old bank headquartered in Champaign, IL • Full service community bank serving Illinois, St. Louis, Indianapolis, and Southwest Florida markets • Diversified lending portfolio across commercial, real estate, and retail products • Named among Forbes ’ 2018 and 2019 Best - In - State Banks ( Illinois ), American Banker’s “Best Banks to Work For” since 2016, and Best Places to Work in money management by Pensions & Investments Magazine in 2018, 2019 and 2020 • Numerous, other repeat “Best Places to Work” awards in all states in which it operates • First Busey maintains an unwavering focus on its 4 Pillars – associates, customers, communities and shareholders (1) Non - GAAP calculation, see Appendix. $ in millions 2018 2019 9/30/20 YTD Total Assets $7,702 $9,696 $10,540 Total Loans (Exc. HFS) 5,568 6,687 7,121 Total Deposits 6,249 7,902 8,643 Total Equity 995 1,220 1,256 NPA/Assets 0.48% 0.34% 0.28% NIM 3.45% 3.38% 3.02% Core PPNR ROAA (1) 1.86% 1.76% 1.74% Core ROAA (1) 1.34% 1.25% 0.97% Core ROATCE (1) 15.9% 14.5% 11.5%

Experienced and Successful Acquirer

	Glenview State Bank	TheBANK of Edwardsville	South Side Bank	First Community Financial Partners	Pulaski Financial Corp.	Herget Bank
Transaction Date	Announced January 2021	Closed January 2019	Closed October 2017	Closed July 2017	Closed April 2016	Closed January 2015
Assets ($MM)	$1,395	$1,713	$657	$1,397	$1,599	$274
Loans ($MM)	$479	$892	$370	$1,105	$1,429	$112
Deposits ($MM)	$1,199	$1,435	$506	$1,135	$1,227	$241
Trust & Wealth AUM/AUC ($MM)	~$1,100	~$1,500	~$600	---	---	~$150
Branches	7	19	13	9	13	3
MSA	Chicago	St. Louis	Peoria	Chicago	St. Louis	Peoria

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6 6 Experienced and Successful Acquirer Source: S&P Global Market Intelligence. Note: Cummins - American financials based on wholly - owned bank subsidiary, Glenview State Bank, bank - level regulatory data as of 9 /30/2020. Note: Financial data for previously closed transactions are as of the closing date for each transaction. First Busey has announced or closed six whole - bank transactions since 2014, expanding into the Chicago and St. Louis markets, adding over $7.0 billion in total assets and ~$3.4 billion in AUC Transaction Date Assets ($MM) Loans ($MM) Deposits ($MM) Branches MSA Closed January 2015 $274 $112 $241 3 Peoria Closed April 2016 $1,599 $1,429 $1,227 13 St. Louis Closed July 2017 $1,397 $1,105 $1,135 9 Chicago Closed October 2017 $657 $370 $506 13 Peoria Closed January 2019 $1,713 $892 $1,435 19 St. Louis Announced January 2021 $1,395 $479 $1,199 7 Chicago Integrations of past acquisitions have resulted in financial results meeting or exceeding initial expectations Trust & Wealth AUM/AUC ($MM) ~$150 --- --- ~$600 ~$1,500 ~$1,100

7 7 Overview Overview of Cummins - American Corp. Source: S&P Global Market Intelligence, 2020 FDIC Summary of Deposits, DatabaseUSA. Financial data based on bank - level regulatory data as of 9/30/2020. (1) Adjusted for C - Corp status and tax effected at 25.00%. • Cummins - American Corp. has provided banking and financial services in the Chicago area since 1921 through its wholly - owned subsidiary Glenview State Bank • Seven full - service branch locations all located in the northern suburbs of Chicago • Profitable wealth management business with $1.1 billion in assets under care (AUC) • Core deposits represent approximately 92% of deposits • 0.29% total cost of deposits and 0.05% cost of non - time deposits in 3Q20 Footprint Highlights Branch Map Bank - Level Financial Highlights Balance Sheet ($M) Capital Assets $1,395 TCE / TA (ex. PPP) 13.2% Net Loans (incl. HFS) $466 Leverage Ratio 10.4% Deposits $1,199 Profitability (LTM) Asset Quality NIM 2.47% NPAs (ex. TDRs)/ Assets (ex. PPP) 0.33% ROAE (1) 5.54% LLR/Loans (ex. PPP) 3.06% ROAA (1) 0.68% LLR/NPLs 286.2% Efficiency Ratio 62.5% NCOs/Avg. Loans 0.02% • Operating markets provide attractive demographics and business dynamics aligned with operating model • Serving over 50,000 households and over 1,200 businesses with revenue greater than $5 million in operating markets • Median household income in operating markets in excess of $ 119,000, compared to ~$77,000 in the Chicago MSA and ~$70,000 in the state of Illinois • $171.3 million average deposits per location

8 8 Illinois Rank Institution # of Branches Total Deposits ($000) Market Share (%) 1 JPMorgan Chase & Co. (NY) 315 111,379,734 18.58 2 Bank of Montreal 196 83,192,008 13.88 3 Bank of America Corporation (NC) 142 46,817,770 7.81 4 Northern Trust Corp. (IL) 5 34,446,777 5.75 5 Wintrust Financial Corp. (IL) 152 33,553,969 5.60 6 Fifth Third Bancorp (OH) 176 28,476,232 4.75 7 Canadian Imperial Bank 21 27,228,225 4.54 8 PNC Financial Services Group (PA) 173 19,954,079 3.33 9 U.S. Bancorp (MN) 194 15,293,224 2.55 10 Citigroup Inc. (NY) 60 15,255,000 2.55 11 First Midwest Bancorp Inc. (IL) 105 13,394,494 2.23 12 Huntington Bancshares Inc. (OH) 143 9,957,896 1.66 13 Wells Fargo & Co. (CA) 19 9,445,873 1.58 14 Pro Forma Company (1) 60 8,533,972 1.43 14 First Busey Corporation (IL) (1) 53 7,351,883 1.23 15 Associated Banc-Corp (WI) 44 5,257,841 0.88 40 Cummins-American Corp. (IL) 7 1,182,089 0.20 Total For Institutions In Market 4,057 599,582,195 June 30, 2020 Overview Pro Forma Franchise Source: S&P Global Market Intelligence, 2020 FIDC Summary of Deposits. Financial data as of 9/30/2020. (1) Branch count excludes the branches that First Busey closed on 10/23/2020 (total deposits from closed branches included). • 60 full service branches throughout Illinois, as well as 10 in Missouri, 4 in Florida and 1 in Indiana • Pro forma First Busey will have a top 4 deposit market share in Illinois for banks headquartered in the state • $11.9 billion in total assets • $7.6 billion in total gross loans • $10.6 billion in total wealth management AUC Branch Map BUSE (68) Glenview State Bank (7) Illinois Pro Forma Deposit Market Share Chicago Pro Forma Deposit Market Share Chicago-Naperville-Elgin, IL-IN-WI Rank Institution # of Branches Total Deposits ($000) Market Share (%) 1 JPMorgan Chase & Co. (NY) 320 111,639,686 21.62 2 Bank of Montreal 208 83,652,475 16.20 3 Bank of America Corporation (NC) 137 46,345,193 8.97 4 Northern Trust Corp. (IL) 5 34,446,777 6.67 5 Wintrust Financial Corp. (IL) 154 33,773,116 6.54 6 Fifth Third Bancorp (OH) 185 29,088,276 5.63 7 Canadian Imperial Bank 21 27,228,225 5.27 8 PNC Financial Services Group (PA) 138 16,277,060 3.15 9 Citigroup Inc. (NY) 60 15,255,000 2.95 10 First Midwest Bancorp Inc. (IL) 111 13,930,627 2.70 11 U.S. Bancorp (MN) 134 12,809,540 2.48 12 Huntington Bancshares Inc. (OH) 147 10,297,420 1.99 13 Wells Fargo & Co. (CA) 10 8,871,972 1.72 14 Byline Bancorp Inc. (IL) 60 4,911,584 0.95 15 Associated Banc-Corp (WI) 25 3,758,111 0.73 16 First American Bank Corp. (IL) 51 3,731,833 0.72 17 First Bancshares Inc. (IN) 40 3,579,280 0.69 18 Old Second Bancorp Inc. (IL) 28 2,431,436 0.47 19 West Suburban Bancorp Inc. (IL) 45 2,363,369 0.46 20 Pro Forma Company (1) 15 2,242,623 0.43 30 Cummins-American Corp. (IL) 7 1,182,089 0.23 32 First Busey Corp. (IL) (1) 8 1,060,534 0.21 Total For Institutions In Market 2,489 516,405,291 June 30, 2020

9 9 Transaction Rationale Strategically Compelling • Bolsters presence in attractive collar suburbs of Chicago MSA, with pro forma deposits of more than $2.2 billion and top 25 deposit market share • Enhances wealth management capabilities, adding over $1.1 billion in assets under care • Excess liquidity on balance sheet and attractive, low cost core deposit base positioned well for expanding commercial lending capabilities Financially Attractive • Strong EPS accretion of 6.3% in the first year of fully realized cost savings • Tangible book value dilution of 1.1% with an earn back of approximately 3.0 years using the cross - over method • Internal rate of return (~18%) exceeds company cost of capital hurdles Dynamic Geographic Footprint • Cummins - American’s footprint lies within the demographically desirable northern suburbs of Chicago • Pro forma company positioned to benefit from the growth potential of leveraging its commercial and wealth focused business model within those markets Comprehensive Due Diligence • Comprehensive due diligence process and thorough loan review completed • Highly conservative risk management culture historically • Pristine historical credit performance (5 - year averages: 0.00% NCOs/Avg. Loans and 0.07% NPAs/Assets (1) ) • Low LTD ratio (39.9% as of 9/30/2020; inclusive of PPP loans and any associated deposits) • Cummins - American has an experienced and long - tenured management team with strong connectivity in the communities it serves to assist in post - merger operations, integration and market expansion $10B Asset Threshold • Pro forma company expected to have $11.9 billion in total assets • Anticipated to enable First Busey to seek to mitigate the costs associated with crossing the $10B asset threshold (1) NPAs/Assets excludes restructured loans from nonperforming assets.

10 10 Transaction Terms (1) Based on Busey’s closing price of $23.54 on 1/15/2021 . (2) Inclusive of anticipated special dividend. (3) LTM 9/30/2020 consolidated net income adjusted for realized gains on securities and one - time, non - core expenses. (4) Tax affected at 25.00%. (5) Core deposits defined as total deposits less time deposits greater than $100K. Aggregate Deal Value • $190.8 million (1) Consideration Structure • Each share of Cummins - American to receive 444.4783 shares of BUSE and $27,969.67 of cash (aggregate cash consideration of $138.835 million) (2) Consideration Mix • Approximately 27% stock / 73% cash (1) Special Dividend • Cummins - American will pay a $60 million special dividend to its shareholders prior to closing out of existing excess capital, resulting in a dollar - for - dollar reduction to aggregate cash consideration to be paid by BUSE Termination Fee • Termination fee of $8.0 million, equal to 4.2% of the transaction value, will be paid to BUSE by Cummins - American under certain circumstances as set forth in the definitive merger agreement Pricing Ratios • Price / TBV: 1.09x • Price / LTM EPS (3)(4) : 25.5x • Price / 2021 EPS + fully phased - in cost saves (4) : 11.0x • Core Deposit Premium (5) : 1.4% Required Approvals • Cummins - American requires shareholder and regulatory approval • BUSE requires regulatory approval Anticipated Closing • Early to mid - 2 Q (Bank merger to occur in late 2Q or early 3Q )

11 11 Transaction Details Tax Structure • Cummins - American operates as an S - Corp • Cummins - American shareholders will make a 338(h)(10) election – Allows First Busey to treat transaction as an asset purchase Cost Savings • 51% of Cummins - American’s non - interest expense phased in over two years – Validated through comprehensive due diligence One - Time Charges • Pre - tax deal related charges of $23.3 million or 12.2% of aggregate deal value Purchase Accounting & CECL Adjustments • 2.3% gross credit mark (excluding PPP) or $9.5 million − PCD mark of $6.9 million and non - PCD mark of $2.6 million • Day 2 CECL reserve of $2.6 million • Additional reserve for unfunded commitments of $0.6 million • $0.6 million loan interest rate mark and a $2.2 million time deposit mark - up $10B Asset Threshold • Projected 46% reduction in First Busey’s interchange revenue (BUSE baseline impact) and 48% reduction in Cummins - American’s interchange revenue (pro forma financial impact) with 50% of the reduction realized in 2022 and 100% in 2023 – First Busey’s 9/30/2020 LTM interchange revenue of $14.3 million – Cummins - American’s 9/30/2020 LTM interchange revenue of $741 thousand Pro Forma Capital Ratios at Closing • 8.4% TCE/TA • 9.2% Tier 1 Leverage Ratio • 10.9% CET1 Capital Ratio • 14.9% Total Risk Based Capital Ratio

12 12 Due Diligence Review Due Diligence Overview Estimated Purchase Accounting Marks & CECL Crossing $10B Threshold • Thorough due diligence process to evaluate Cummins - American’s credit portfolio – Comprehensive credit review completed by First Busey’s internal team – 90% of outstanding core commercial loan balances were reviewed – 100% of non - performing loans and classified assets were reviewed – Commercial credit reviewed complemented by extensive sampling of retail mortgage and consumer loans as well as selective sampling of PPP credits • Granular review of cost structure and transaction charges • Thorough review of regulatory, legal, operational, and compliance risks Gross Credit Mark $ Amount $9.5M As a Percent of gross loans (ex. PPP) as of 9/30/2020 2.3% PCD Mark $ Amount $6.9M Non - PCD Mark $ Amount $2.6M Day 2 CECL Reserve $ Amount $2.6M Additional Reserve for Unfunded Commitments $0.6 M Loan Interest Rate Mark $ Amount $0.6M Time Deposit Mark - up $ Amount $2.2M • BUSE’s participation in the Paycheck Protection Program has pushed assets over $10 billion on a stand - alone basis • Interim final rule announced on 11/30/2020 by FRB, FDIC and OCC delayed impact to BUSE of Durbin Amendment until 7/1/2022 – Transaction with Cummins - American does not advance this timeframe • BUSE has made the significant investments and continues to refine process necessary to operate above the $10B level • Costs associated with the necessary investments that have been made are reflected in the current run - rate

13 13 Transaction Meets M&A Disciplines Key Attributes Cummins - American Rationale Franchise : • High - density metro market with growth opportunities in commercial & wealth management x Significant expansion in the attractive northern suburbs of Chicago, the Midwest’s largest MSA • Mature franchise with an attractive deposit base x Nearly 100 year old institution with m ore than $1.1 billion in deposits – 92% core with 29 bps overall cost as of 9/30/2020; 39.9% loan - to - deposit ratio • Complementary strategies x Enhances wealth management capabilities with the addition of over $1.1 billion in assets under care for a combined $10.6 billion • Complementary culture x Similar culture, shared philosophies on conservative risk management, efficient transition Financial: • Accretive to EPS x Strong EPS accretion of 6.3% in the first year of fully realized cost savings • Attractive TBV earn back period x 3.0 years using the cross - over method • Conservative credit marks and achievable cost saves x 2.3% of total loans; approximately 51% cost savings Financial data based on bank - level regulatory data as of 9/30/2020.

14 14 BUSE Cummins-American Pro Forma 30.0% 55.8% 6.8% 7.4% Noninterest-bearing Deposits IB Demand, Savings & MMDA Retail Time Deposits (<100k) Jumbo Time Deposits (>100k) 24.3% 61.9% 5.6% 8.3% Noninterest-bearing Deposits IB Demand, Savings & MMDA Retail Time Deposits (<100k) Jumbo Time Deposits (>100k) 29.3% 56.5% 6.6% 7.5% Noninterest-bearing Deposits IB Demand, Savings & MMDA Retail Time Deposits (<100k) Jumbo Time Deposits (>100k) BUSE Cummins-American Pro Forma 5.7% 16.8% 4.9% 12.8% 19.4% 8.2% 24.2% 0.3% 0.2% 7.4% Construction & Land Residential Mortgage Home Equity Owner-Occupied CRE Nonowner-Occupied CRE Multifamily C & I Automobile Loans Other Consumer Farm & Other 21.9% 2.9% 8.8% 0.3% 2.6% 21.7% 27.5% 10.8% 3.4% Construction & Land Residential Mortgage Home Equity Owner-Occupied CRE Nonowner-Occupied CRE Multifamily C & I Automobile Loans Other Consumer Farm & Other 5.3% 17.1% 4.8% 12.5% 18.3% 7.8% 24.1% 2.0% 0.9% 7.2% Construction & Land Residential Mortgage Home Equity Owner-Occupied CRE Nonowner-Occupied CRE Multifamily C & I Automobile Loans Other Consumer Farm & Other Loans Pro Forma Loan & Deposit Portfolio Source: S&P Global Market Intelligence. Note: BUSE loan data based on BHC - regulatory data and deposit data based on BHC - GAAP data as of 9/30/2020. Note: Cummins - American loan and deposit data based on wholly - owned bank subsidiary, Glenview State Bank, bank - level regulatory d ata as of 9/30/2020. Note: Loan balances include PPP loans and deposit balances include deposited PPP funds. Deposits MRQ Yield: 3.84% MRQ Yield: 2.95% MRQ Yield: 3.78% MRQ Cost: 0.28% MRQ Cost: 0.29% MRQ Cost: 0.28%

15 15 APPENDIX 15

16 16 ($ in thousands) (Unaudited results)        Net income $ 98,928 $ 102,953 $ 71,999 Acquisition expenses                Salaries, wages, and employee benefits   1,233   4,083   — Data processing   406   1,523   — Lease or fixed asset impairment   —   580   234 Other (includes professional and legal) 2,486 8,477 385 Other restructuring costs                Salaries, wages, and employee benefits   1,058   495   2,357 Data processing — 827 — Fixed asset impairment 817 1,861 — Other (includes professional and legal)   —   2,248   185 MSR valuation impairment — — — Related tax benefit (1,451) (4,618) (687) Adjusted net income $ 103,477 $ 118,429 $ 74,473 Average total assets $ 7,742,142 $ 9,443,690 $ 10,249,578 Reported: Return on average assets (1)   1.28%   1.09% 0.94 % Adjusted: Return on average assets (1)   1.34%   1.25% 0.97% (1) Annualized measure 2018 2019 2020 YTD September 30, ($ in thousands) (Unaudited results)                     Net interest income $ 241,406 $ 287,223 $ 209,999 Non-interest income 89,993 116,415 87,766 Lessnetlosses/gainsonsalesofsecuritiesandunrealizedlosses/gainsrecognized on equity securities   (331)   18   (476) Non-interest expense   (193,043)   (258,794)   (170,124) Pre-provision net revenue $ 138,025 $ 144,862 $ 127,165 Acquisition and other restructuring expenses 6,000 20,094 3,161 Provision for unfunded commitments — — 1,834 New Market Tax Credit amortization — 1,200 1,200 Adjusted: pre-provision net revenue $ 144,025 $ 166,156 $ 133,360 Average total assets $ 7,742,142 $ 9,443,690 $ 10,249,578 Reported: Pre-provision net revenue to average assets (1)   1.78%     1.53%   1.66 %   Adjusted: Pre-provision net revenue to average assets (1) 1.86%   1.76%   1.74%   (1) Annualized measure   2018 2019 2020 YTD September 30, Use of Non - GAAP Financial Measures

17 17 ($ in thousands) (Unaudited results)                         Total Assets $ 7,702,357 $ 9,695,729 $ 10,539,628 Goodwill and other intangible assets, net   (300,558)   (373,129)   (365,960) Tax effect of other intangible assets, net   8,547   17,247   15,239 Tangible assets $ 7,410,346 $ 9,339,847 $ 10,188,907 Total stockholders’ equity   994,964   1,220,434   1,255,705 Goodwill and other intangible assets, net   (300,558)   (373,129)   (365,960) Tax effect of other intangible assets, net   8,547   17,247   15,239 Tangible common equity $ 702,953 $ 864,552 $ 904,984 Ending number of common shares outstanding 48,874,836 54,788,772 54,522,231 Tangible common equity to tangible assets (1)   9.49%     9.26%   8.88 %   Tangible book value per share $ 14.21 $ 15.46 $ 16.32 Average stockholders’ common equity $ 954,949 $ 1,186,127 $ 1,233,348 Average goodwill and other intangible assets, net   (303,917)   (371,666)   (369,801) Average tangible stockholders’ common equity $ 651,032 $ 814,461 $ 863,547 Reported: Return on average tangible common equity (2)   15.20%     12.64% 11.14 %   Adjusted: Return on average tangible common equity (2)(3)   15.89%     14.54% 11.52%   (1) Tax-effected measure (2) Annualized measure (2) Calculated using adjusted net income 2018 2019 2020 YTD September 30, Use of Non - GAAP Financial Measures